SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Prudential plc HY14 - EEV

European Embedded Value (EEV) basis results

Post-tax operating profit based on longer-term investment returns

Results analysis by business area

		2014 £m	2013* £m
	Note	Half year	Half year	Full year
			note (ii)
Asia operations
New business	3	494	502	1,139
Business in force	4	339	327	753
Long-term business		833	829	1,892
Eastspring Investments		36	32	64
Development expenses		(1)	(2)	(1)
Total		868	859	1,955
US operations
New business	3	376	311	706
Business in force	4	401	396	820
Long-term business		777	707	1,526
Broker-dealer and asset management		(5)	21	39
Total		772	728	1,565
UK operations
New business	3	145	100	237
Business in force	4	243	204	595
Long-term business		388	304	832
General insurance commission		9	11	22
Total UK insurance operations		397	315	854
M&G (including Prudential Capital)		200	175	346
Total		597	490	1,200
Other income and expenditurenote (i)		(280)	(235)	(482)
Solvency II and restructuring costs		(14)	(21)	(34)
Post-tax operating profit based on longer-term investment returns		1,943	1,821	4,204
Analysed as profits (losses) from:
New business	3	1,015	913	2,082
Business in force	4	983	927	2,168
Long-term business		1,998	1,840	4,250
Asset management		231	228	449
Other results		(286)	(247)	(495)
Total		1,943	1,821	4,204
*The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis. This approach has been adopted throughout this supplementary information.

Notes
(i)   EEV basis other income and expenditure represents the IFRS basis post-tax result, less the unwind of expected margins on the internal management of the assets of the covered business (as explained in note 14(c)(vi)).

(ii)  The comparative results have been prepared using previously reported average exchange rates for the period. For memorandum disclosure purposes note 2 presents the half year 2013 results on both actual exchange rates (AER)
       and constant exchange rates (CER) bases.

Post-tax summarised consolidated income statement
		2014 £m	2013* £m
	Note	Half year	Half year	Full year
			note
Post-tax operating profit based on longer-term investment returns
Asia operations		868	859	1,955
US operations		772	728	1,565
UK operations:
UK insurance operations		397	315	854
M&G (including Prudential Capital)		200	175	346
		597	490	1,200
Other income and expenditure		(280)	(235)	(482)
Solvency II and restructuring costs		(14)	(21)	(34)
Post-tax operating profit based on longer-term investment returns		1,943	1,821	4,204
Short-term fluctuations in investment returns	7	432	(587)	(564)
Effect of changes in economic assumptions	8	(368)	534	629
Mark to market value movements on core borrowings		(66)	203	152
Loss attaching to held for sale Japan Life business	5	-	(47)	(35)
Costs of domestication of Hong Kong branch	6	(7)	-	(28)
Total post-tax non-operating profit		(9)	103	154
Profit for the period attributable to equity holders of the Company		1,934	1,924	4,358
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis - see note 1.

Note
The comparative results have been prepared using previously reported average exchange rates for the period. For memorandum disclosure purposes note 2 presents the half year 2013 results on both actual exchange rates (AER) and constant exchange rates (CER) bases.

Earnings per share	2014	2013
	Half year	Half year	Full year
		note
Based on post-tax operating profit including longer-term investment returns
of £1,943 million (half year 2013: £1,821 million; full year 2013: £4,204 million) (in pence)	76.3p	71.5p	165.0p
Based on post-tax profit of £1,934 million (half year 2013: £1,924 million;
full year 2013: £4,358 million) (in pence)	75.9p	75.5p	171.0p
Average number of shares (millions)	2,547	2,548	2,548

Note
The comparative results have been prepared using previously reported average exchange rates for the period. For memorandum disclosure purposes note 2 presents the half year 2013 results on both actual exchange rates (AER) and constant exchange rates (CER) bases.

Dividends per share (in pence)	2014	2013
	Half year	Half year	Full year
Dividends relating to reporting period:
Interim dividend (2014 and 2013)	11.19 p	9.73 p	9.73 p
Final dividend (2013)	-	-	23.84 p
Total	11.19 p	9.73 p	33.57 p
Dividends declared and paid in reporting period:
Current year interim dividend	-	-	9.73 p
Final dividend for prior year	23.84 p	20.79 p	20.79 p
Total	23.84 p	20.79 p	30.52 p

Movement in shareholders' equity
		2014 £m	2013* £m
	Note	Half year	Half year	Full year
Profit for the period attributable to equity shareholders		1,934	1,924	4,358
Items taken directly to equity:
Exchange movements on foreign operations and net investment hedges		(377)	693	(1,077)
Dividends		(610)	(532)	(781)
New share capital subscribed		8	1	6
Shareholders' share of actuarial and other gains and losses on defined
benefit pension schemes		10	(26)	(53)
Reserve movements in respect of share-based payments		52	31	98
Treasury shares:
Movement in own shares in respect of share-based payment plans		(34)	25	(10)
Movement in own shares purchased by unit trusts
consolidated under IFRS		(6)	2	(31)
Mark to market value movements on Jackson assets backing surplus and
required capital		71	(39)	(97)
Net increase in shareholders' equity	11	1,048	2,079	2,413
Shareholders' equity at beginning of period:
As previously reported	11	24,856	22,443	22,443
Effect of the domestication of Hong Kong branch on 1 January 2014	6	(11)	-	-
		24,845	22,443	22,443
Shareholders' equity at end of period	11	25,893	24,522	24,856

* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis - see note 1.

	2014 £m			2013 £m
	30 Jun			30 Jun			31 Dec
Comprising:	Long- term business operations	Asset management and other operations	Total	Long- term business operations	Asset management and other operations	Total	Long- term business operations	Asset management and other operations	Total
Asia operations:
Net assets of operations	10,769	192	10,961	10,921	217	11,138	10,305	194	10,499
Acquired goodwill	228	61	289	244	61	305	231	61	292
	10,997	253	11,250	11,165	278	11,443	10,536	255	10,791
US operations:
Net assets of operations	7,155	125	7,280	6,638	127	6,765	6,966	118	7,084
Acquired goodwill	-	16	16	-	16	16	-	16	16
	7,155	141	7,296	6,638	143	6,781	6,966	134	7,100
UK insurance operations:
Net assets of operations	7,654	9	7,663	7,096	11	7,107	7,342	22	7,364
M&G:
Net assets of operations	-	506	506	-	511	511	-	449	449
Acquired goodwill	-	1,153	1,153	-	1,153	1,153	-	1,153	1,153
	-	1,659	1,659	-	1,664	1,664	-	1,602	1,602
	7,654	1,668	9,322	7,096	1,675	8,771	7,342	1,624	8,966
Other operations:
Holding company net
borrowings at market valuenote 9	-	(2,696)	(2,696)	-	(2,580)	(2,580)	-	(2,373)	(2,373)
Other net assets	-	721	721	-	107	107	-	372	372
	-	(1,975)	(1,975)	-	(2,473)	(2,473)	-	(2,001)	(2,001)
Shareholders' equity at
end of period	25,806	87	25,893	24,899	(377)	24,522	24,844	12	24,856
Representing:
Net assets (liabilities)	25,578	(1,143)	24,435	24,655	(1,607)	23,048	24,613	(1,218)	23,395
Acquired goodwill	228	1,230	1,458	244	1,230	1,474	231	1,230	1,461
	25,806	87	25,893	24,899	(377)	24,522	24,844	12	24,856

Net asset value per share
	2014	2013
	30 Jun	30 Jun	31 Dec
Based on EEV basis shareholders' equity of £25,893 million (half year 2013: £24,522 million; full year 2013: £24,856 million) (in pence)	1,009p	958p	971p
Number of issued shares at period end (millions)	2,566	2,559	2,560

Annualised return on embedded value*	16%	16%	19%
* Annualised return on embedded value is based on EEV post-tax operating profit, as a percentage of opening EEV basis shareholders' equity. Half year profits are annualised by multiplying by two.

Summary statement of financial position
		2014 £m	2013 £m
	Note	30 Jun	30 Jun	31 Dec
Total assets less liabilities, before deduction for insurance funds		300,630	286,583	288,826
Less insurance funds:*
Policyholder liabilities (net of reinsurers' share) and unallocated
surplus of with-profits funds		(290,005)	(276,958)	(279,176)
Less shareholders' accrued interest in the long-term business		15,268	14,897	15,206
		(274,737)	(262,061)	(263,970)
Total net assets	11	25,893	24,522	24,856

Share capital		128	128	128
Share premium		1,903	1,890	1,895
IFRS basis shareholders' reserves		8,594	7,607	7,627
Total IFRS basis shareholders' equity	11	10,625	9,625	9,650
Additional EEV basis retained profit	11	15,268	14,897	15,206
Total EEV basis shareholders' equity (excluding non-controlling interests)	11	25,893	24,522	24,856
* Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Notes on the EEV basis results

1 Basis of preparation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in May 2004. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS). The EEV results are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. The EEV basis results of 2014 and 2013 half years are unaudited. Except for the change in presentation of EEV results from pre-tax to post-tax, as described in the additional unaudited financial information for the full year 2013 announcement, the 2013 results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2013. The supplement included an unqualified audit report from the auditors.

A detailed description of the EEV methodology and accounting presentation is provided in note 14.

2 Results analysis by business area

The half year 2013 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The half year 2013 CER comparative results are translated at half year 2014 average exchange rates.

Annual premium and contribution equivalents
	2014 £m	2013 £m		%
		AER	CER	AER	CER
	Half year	Half year	Half year	vs Half year	vs Half year
	(note 3)	(note 3)
Asia operations	996	1,010	882	(1)%	13%
US operations	871	797	737	9%	18%
UK operations	433	355	355	22%	22%
Total	2,300	2,162	1,974	6%	17%

Post-tax operating profit
	2014 £m	2013 £m		%
		AER	CER	AER	CER
	Half year	Half year	Half year	vs Half year	vs Half year
Asia operations
New business	494	502	429	(2)%	15%
Business in force	339	327	288	4%	18%
Long-term business	833	829	717	-	16%
Eastspring Investments	36	32	29	13%	24%
Development costs	(1)	(2)	(2)	50%	50%
Total	868	859	744	1%	17%

US operations
New business	376	311	288	21%	31%
Business in force	401	396	366	1%	10%
Long-term business	777	707	654	10%	19%
Broker-dealer and asset management	(5)	21	19	(124)%	(126)%
Total	772	728	673	6%	15%

UK operations
New business	145	100	100	45%	45%
Business in force	243	204	204	19%	19%
Long-term business	388	304	304	28%	28%
General insurance commission	9	11	11	(18)%	(18)%
Total UK insurance operations	397	315	315	26%	26%
M&G (including Prudential Capital)	200	175	175	14%	14%
Total	597	490	490	22%	22%

Other income and expenditure	(280)	(235)	(235)	(19)%	(19)%
Solvency II and restructuring costs	(14)	(21)	(21)	33%	33%
Post-tax operating profit based on longer-term investment returns	1,943	1,821	1,651	7%	18%

Analysed as profits (losses) from:
New business	1,015	913	817	11%	24%
Business in force	983	927	858	6%	15%
Total long-term business	1,998	1,840	1,675	9%	19%
Asset management	231	228	223	1%	4%
Other results	(286)	(247)	(247)	(16)%	(16)%
Post-tax operating profit based on longer-term investment returns	1,943	1,821	1,651	7%	18%

Post-tax profit
	2014 £m	2013 £m		%
		AER	CER	AER	CER
	Half year	Half year	Half year	vs Half year	vs Half year
Post-tax operating profit based on longer-term investment returns	1,943	1,821	1,651	7%	18%
Short-term fluctuations in investment returns	432	(587)	(551)	174%	178%
Effect of changes in economic assumptions	(368)	534	527	(169)%	(170)%
Other non-operating profit	(73)	156	161	(147)%	(145)%
Total post-tax non-operating profit	(9)	103	137	(109)%	(107)%
Profit for the period attributable to shareholders	1,934	1,924	1,788	1%	8%

Basic earnings per share (in pence)
	2014	2013		%
		AER	CER	AER	CER
	Half year	Half year	Half year	vs Half year	vs Half year
Based on post-tax operating profit including longer-term investment returns	76.3p	71.5p	64.8p	7%	18%
Based on post-tax profit	75.9p	75.5p	70.2p	1%	8%

3 Analysis of new business contribution

(i) Group Summary

	2014
	Half year
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	New business contribution	New business margin
				APE	PVNBP
	note 16	note 16
	£m	£m	£m	%	%
Asia operations	996	5,378	494	50	9.2
US operations	871	8,703	376	43	4.3
UK insurance operations	433	3,741	145	33	3.9
Total	2,300	17,822	1,015	44	5.7

	2013
	AER Half year
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	New business contribution*	New business margin*
				APE	PVNBP
	note 16	note 16
	£m	£m	£m	%	%
Asia operations	1,010	5,524	502	50	9.1
US operations	797	7,957	311	39	3.9
UK insurance operations	355	2,943	100	28	3.4
Total	2,162	16,424	913	42	5.6

	2013
	Full year
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	New business contribution*	New business margin*
				APE	PVNBP
	note 16	note 16
	£m	£m	£m	%	%
Asia operations	2,125	11,375	1,139	54	10.0
US operations	1,573	15,723	706	45	4.5
UK insurance operations	725	5,978	237	33	4.0
Total	4,423	33,076	2,082	47	6.3

(ii) Asia operations:

	New business contribution
	2014 £m	2013* £m
	Half year	AER Half year	CER Half year	Full year
China	13	13	12	28
Hong Kong	152	125	115	283
India	5	8	7	15
Indonesia	136	174	134	359
Korea	8	14	14	25
Taiwan	13	13	12	31
Other	167	155	135	398
Total Asia operations	494	502	429	1,139
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis - see note 1.

4 Operating profit from business in force

(i)  Group Summary

	2014 £m
	Half year
	Asia operations	US operations	UK insurance operations	Total
	note (ii)	note (iii)	note (iv)
Unwind of discount and other expected returns	328	192	229	749
Effect of changes in operating assumptions	9	-	-	9
Experience variances and other items	2	209	14	225
Total	339	401	243	983

	2013* £m
	Half year
	Asia operations	US operations	UK insurance operations	Total
	note (ii)	note (iii)	note (iv)
Unwind of discount and other expected returns	315	187	204	706
Effect of changes in operating assumptions	(6)	45	-	39
Experience variances and other items	18	164	-	182
Total	327	396	204	927

	2013* £m
	Full year
	Asia operations	US operations	UK insurance operations	Total
	note (ii)	note (iii)	note (iv)
Unwind of discount and other expected returns	668	395	437	1,500
Effect of changes in operating assumptions	5	76	98	179
Experience variances and other items	80	349	60	489
Total	753	820	595	2,168
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis - see note 1.

(ii)  Asia operations

	2014 £m	2013* £m
	Half year	Half year	Full year
Unwind of discount and other expected returnsnote (a)	328	315	668
Effect of changes in operating assumptions:
Mortality and morbiditynote (b)	1	3	19
Persistency and withdrawalsnote (c)	-	(5)	(23)
Expense	1	1	(6)
Other	7	(5)	15
	9	(6)	5
Experience variances and other items:
Mortality and morbiditynote (d)	18	22	33
Persistency and withdrawalsnote (e)	(3)	(2)	36
Expensenote (f)	(19)	(9)	(17)
Other	6	7	28
	2	18	80
Total Asia operations	339	327	753
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis - see note 1.

Notes
(a)   The increase in unwind of discount and other expected returns of £13 million from £315 million for half year 2013 to £328 million for half year 2014 is impacted by a £(44) million adverse foreign currency translation effect. The underlying £57 million growth arises from the increase in the opening in-force value of £41 million, the effect of higher risk discount rates of £12 million and an increase in the return on net worth of £4 million.

(b)   In full year 2013 the credit of £19 million for mortality and morbidity assumption changes mainly reflected the beneficial effect arising from the renegotiation of a reinsurance agreement in Indonesia.

(c)   For full year 2013 the charge of £(23) million for persistency and withdrawals assumption changes reflected a number of offsetting items including the effect of strengthening lapse and premium holiday assumptions in Korea.

(d)   The favourable effect of mortality and morbidity experience in half year 2014 of £18 million (half year 2013: £22 million; full year 2013: £33 million) reflects better than expected experience, principally arising in Hong Kong,
        Indonesia and Singapore.

(e)   The negative persistency and withdrawals experience variance in half year 2014 of £(3) million (half year 2013: £(2) million) reflects the net effect of small variances across the territories. For full year 2013 the persistency and withdrawals experience variance of £36 million principally reflected favourable experience in Hong Kong and Indonesia.

(f)    The expense experience variance at half year 2014 was negative £(19) million (half year 2013: £(9) million; full year 2013: £(17) million). The variance arose in operations which are currently sub-scale (China, Malaysia Takaful and
        Taiwan), in India where the business model continues to be adapted following the regulatory changes introduced in recent years, and from other temporary overruns.

(iii) US operations

	2014 £m	2013* £m
	Half year	Half year	Full year
Unwind of discount and other expected returnsnote (a)	192	187	395
Effect of changes in operating assumptions:
Persistencynote (b)	-	47	47
Othernote (c)	-	(2)	29
	-	45	76
Experience variances and other items:
Spread experience variancenote (d)	108	96	217
Amortisation of interest-related realised gains and lossesnote (e)	28	30	58
Othernote (f)	73	38	74
	209	164	349
Total US operations	401	396	820
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis - see note 1.

Notes
(a)  The increase in unwind of discount and other expected returns of £5 million from £187 million for half year 2013 to £192 million for half year 2014 is impacted by a £(15) million adverse foreign currency translation effect.  The underlying growth of £20 million arises from the increase in the opening in-force value £33 million offset by the effect of lower risk discount rates £(9) million and a decrease in the return on net worth £(4) million.

(b)  For half year and full year 2013, the effect of changes in persistency assumptions of £47 million primarily related to a reduction in lapse rates following the end of the surrender charge period, for variable annuity business.

(c)  Other changes in operating assumptions in 2013 include the effect of changes in mortality assumptions, the capitalised effect of changes in projected policyholder variable annuity fees and the effect of other regular updates to reflect experience.

(d) The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults (see note 15(ii)(b)). The spread experience variance in half year 2014 of £108 million (half year 2013: £96 million; full year 2013:
      £217 million) includes the positive effect of transactions undertaken to more closely match the overall asset and liability duration.

(e)  The amortisation of interest-related gains and losses reflects the fact that when bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the period when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits.

(f)  The credit of £73 million in half year 2014 for other experience variances and other items includes positive impacts for persistency experience of £39 million (half year 2013: £15 million; full year 2013: £40 million) and mortality experience. For all periods, other items also includes the impact of tax experience variances.

(iv)          UK insurance operations

	2014 £m	2013* £m
	Half year	Half year	Full year
Unwind of discount and other expected returnsnote (a)	229	204	437
Effect of change in UK corporate tax ratenote (b)	-	-	98
Other itemsnote (c)	14	-	60
Total UK insurance operations	243	204	595
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis - see note 1.

     Notes
(a)   The increase in unwind of discount and other expected returns of £25 million from £204 million for half year 2013 to £229 million for half year 2014 reflects a £20 million increase in the return on net worth mainly arising from shareholder-backed annuity business, combined with the growth in the opening value of in-force of £7 million, partially offset by the negative effect of a lower risk discount rate of £(2) million.

(b)   For full year 2013, the effect of the change in UK corporate tax rates of £98 million reflected the combined effect of the reductions in corporate rates from 23 per cent to 21 per cent from April 2014 and 21 per cent to 20 per cent from
        April 2015 which were both enacted in July 2013. The beneficial effect arose from the increase in the present value of the post-tax projected cash flows of the in-force business at 1 January 2013.

(c)   Other items of £14 million for half year 2014 (full year 2013: £60 million) principally reflect the positive effects of rebalancing the investment portfolio backing annuity business (see note 14(c)(ii)).

5 Loss attaching to held for sale Japan Life business

The losses reflected in the 2013 results reflect the reductions in EEV carrying value to equal the expected net proceeds from the sale of the Group's life insurance business in Japan, PCA Life Insurance Company Ltd. when completed.

6 Domestication of the Hong Kong branch business

On 1 January 2014, following consultation with policyholders of PAC and regulators and court approval, the Hong Kong branch of PAC was transferred to separate subsidiaries established in Hong Kong. As a consequence of this restructuring, adjustments in respect of required capital, and the cost of that capital have been recognised in the EEV basis of results. These adjustments arose from the transfer of capital that was previously held within the UK business in respect of the Hong Kong branch operations and additional capital requirements that arise from the newly established subsidiaries. These have been included as an adjustment to opening balances within the movement in net worth and value of in-force business (note 12) and in the statement of movement in shareholders' equity (note 11) in 2014 as follows:

	£m
Adjustment to shareholders' equity at 1 January 2014	Free surplus	Required capital	Total net worth	Value of in-force business	Total long-term business operations
Asia operations	(104)	104	-	(40)	(40)
UK insurance operations	69	(69)	-	29	29
Opening adjustment	(35)	35	-	(11)	(11)

The net EEV basis effect of £(11) million represents the cost of holding higher required capital levels in the stand-alone Hong Kong shareholder-backed long-term insurance business.

The post-tax costs incurred enabling the domestication in the first half of 2014 were £7 million (full year 2013: £28 million).

7 Short-term fluctuations in investment returns

Short-term fluctuations in investment returns, net of the related change in the time value of cost of options and guarantees, arise as follows:

(i) Group Summary
	2014 £m	2013* £m
	Half year	Half year	Full year
Insurance operations:
Asianote (ii)	245	(223)	(308)
USnote (iii)	95	(271)	(280)
UKnote (iv)	112	(70)	28
	452	(564)	(560)
Other operations	(20)	(23)	(4)
Total	432	(587)	(564)
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis - see note 1.

(ii) Asia operations
The short-term fluctuations in investment returns for Asia operations comprise amounts in respect of the following business operations:
	2014 £m	2013* £m
	Half year	Half year	Full year
Hong Kong	121	(122)	(178)
Singapore	46	(106)	(80)
Other	78	5	(50)
Total Asia operations	245	(223)	(308)
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis - see note 1.

These fluctuations mainly arise from decreases (2014) and increases (2013) in long-term interest rates as they affect the value of bonds in the portfolios backing liabilities. The £78 million credit for other operations in half year 2014 principally arises in Taiwan of £21 million for unrealised gains on bonds, and in Indonesia of £21 million for an increase in future expected fee income for unit-linked business. For full year 2013 the £(50) million fluctuation included £(44) million arising in Indonesia for a decrease in future expected fee income, arising from falls in equity markets.

(iii) US operations
The short-term fluctuations in investment returns for US operations comprise the following items:

	2014 £m	2013* £m
	Half year	Half year	Full year
Investment return related experience on fixed income securitiesnote (a)	(2)	8	13
Investment return related impact due to changed expectation of profits on in-force
variable annuity business in future periods based on current period separate account return, net of related hedging activity note (b)	75	(307)	(377)
Other items including actual less long-term return on equity based investmentsnote (c)	22	28	84
Total US operations	95	(271)	(280)
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis - see note 1.

Notes
(a)   The (charge) credit relating to fixed income securities comprises the following elements:
- the excess of actual realised gains (losses) over the amortisation of interest related realised gains and losses recorded in the profit and loss account;
- credit loss experience (versus the longer-term assumption); and
- the impact of changes in the asset portfolio.
(b) This item reflects the net impact of:
- variances in projected future fees and future benefit costs arising from the effect of market fluctuations on the growth in separate account asset values in the current reporting period; and
- related hedging activity arising from realised and unrealised gains and losses on equity related hedges and interest rate options.
(c) For full year 2013, other items of £84 million primarily reflected a beneficial impact of the excess of actual over assumed return from investments in limited partnerships.

(iv) UK insurance operations
The short-term fluctuations in investment returns for UK insurance operations arise from the following types of business:

	2014 £m	2013* £m
	Half year	Half year	Full year
Shareholder-backed annuitynote (a)	35	(48)	(58)
With-profits, Unit-linked and othernote (b)	77	(22)	86
	112	(70)	28
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis - see note 1.

Notes
(a)    Short-term fluctuations in investment returns for shareholder-backed annuity business comprise: (1) gains (losses) on surplus assets  compared to the expected long-term rate of return reflecting reductions/increases in corporate bond and gilt yields; (2) the difference between actual and expected default experience; and (3) the effect of mismatching for assets and liabilities of different durations and other short-term fluctuations in investment returns.

(b)   The short-term fluctuations in investment returns for with-profits, unit-linked and other business primarily arise from the excess of actual over expected returns for with-profits business. The total return on the fund (including \
        unallocated surplus) in half year 2014 was 4.2 per cent compared to an assumed rate of return of 2.9 per cent (half year 2013: 2.7 per cent total return compared to assumed rate of 2.9 per cent; full year 2013: 8.0 per cent total return \
        compared to assumed rate of 6.0 per cent). In addition, for full year 2013 the amount included the effect of a partial hedge of future shareholder transfers expected to emerge from the UK's with-profits sub-fund taken out during \
        2013. This hedge reduces the risks arising from equity market declines.

8 Effect of changes in economic assumptions

The effects of changes in economic assumptions for in-force business, net of the related change in the time value of cost of options and guarantees, included within post-tax profit (including actual investment returns) arise as follows:

(i) Group Summary
	2014 £m	2013* £m
	Half year	Half year	Full year
Asia operationsnote (ii)	(145)	272	255
US operationsnote (iii)	(158)	40	242
UK insurance operationsnote (iv)	(65)	222	132
Total	(368)	534	629
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis - see note 1.

(ii) Asia operations
The effect of changes in economic assumptions for Asia operations comprise amounts in respect of the following business operations:

	2014 £m	2013* £m
	Half year	Half year	Full year
Hong Kong	(73)	288	289
Malaysia	(31)	(27)	(62)
Indonesia	12	(101)	(176)
Singapore	(11)	62	90
Taiwan	(29)	52	92
Other	(13)	(2)	22
Total Asia operations	(145)	272	255
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis - see note 1.

        The negative effect of £(145) million in half year 2014 principally arises in Hong Kong, Singapore and Taiwan, mainly reflecting reductions in fund earned rates for participating business, driven by the decrease in long-term interest rates.

        The positive impacts in half year 2013 of £272 million and full year 2013 of £255 million reflected the overall impact of an increase in fund earned rates for participating business, principally arising in Hong Kong, Singapore and Taiwan, mainly due to the increase in long-term interest rates. There were partial offsets arising in Indonesia and Malaysia, mainly reflecting the negative impact of calculating health and protection future profits at a higher discount rate.

(iii) US operations
The effect of changes in economic assumptions for US operations reflects the following:

	2014 £m	2013* £m
	Half year	Half year	Full year
Effect of changes in 10-year treasury rates:
Fixed annuity and other general account business note (a)	71	(147)	(244)
Variable annuity businessnote (b)	(229)	187	382
Decrease in additional allowance for credit risknote (c)	-	-	104
Total note (d)	(158)	40	242
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis - see note 1.

Notes
(a)   For fixed annuity and other general account business the credit of £71 million in half year 2014 principally arises from the effect of a lower discount rate, driven by the 50 basis points reduction in the risk-free rate. The projected cash flows for this business principally reflect projected spread, with secondary effects on the cash flows also resulting from changes to assumed future yields and resulting policyholder behaviour. The charge of £(147) million in half year 2013 (full year 2013: £(244) million) principally arose from the effect of a higher discount rate on the opening value of the in-force book, driven by the 70 basis points increase in the risk-free rate (full year 2013: 130 basis points).

(b)  For variable annuity business, the charge of £(229) million principally reflects the decrease in the projected fee income and an increase in projected benefit costs, arising from the decrease in the rate of the assumed future return on the underlying separate account return assets, driven by the 50 basis points decrease in the risk free rate. There is a partial offset arising from the decrease in the risk discount rate applied to those cash flows. The credit of £187 million in half year 2013 and £382 million in full year 2013 reflected an increase in the risk free rate of 70 basis points and 130 basis points respectively.

(c)   For full year 2013 the £104 million effect of the decrease in the additional allowance for credit risk within the risk discount rate reflected the reduction in credit spreads and represented a 50 basis points decrease for spread business and a 10 basis points decrease for variable annuity business, representing the proportion of business invested in the general account (as described in note 14(b)(iii)).

(d)   The overall credit in half year 2013 of £40 million and in full year 2013 of £242 million included a charge of £(13) million for the effect of the change in required capital from 235 per cent to 250 per cent of risk-based capital.

(iv) UK insurance operations
The effect of changes in economic assumptions of a charge of £(65) million for UK insurance operations for half year 2014 comprises the following:

	2014 £m	2013* £m
	Half year	Half year	Full year
Effect of changes in expected long-term rates of return, risk discount rates and other changes:
Shareholder-backed annuity businessnote (a)	73	(106)	(56)
With-profits and other businessnote (b)	(138)	328	188
	(65)	222	132
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis - see note 1.

Notes
(a)   For shareholder-backed annuity business the overall effect reflects changes in expected long-term rates of return and risk discount rates which incorporate a default allowance for both best estimate defaults and in respect of the additional credit risk provisions (as shown in note 15(iii)(b)).

(b)   For with-profits and other business the total charge in half year 2014 of £(138) million (half year 2013: credit of £328 million; full year 2013: credit of £188 million) includes the net effect of the changes in fund earned rates and risk discount rate (as shown in note 15(iii)), driven by the 30 basis points decrease (half year 2013: increase of 70 basis points; full year 2013: increase of 120 basis points) in the 15-year government bond rate.

9 Net core structural borrowings of shareholder-financed operations

	2014 £m					2013 £m
		30 Jun			30 Jun			31 Dec
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
Holding company* cash and
short-term investments	(1,902)	-	(1,902)	(1,490)	-	(1,490)	(2,230)	-	(2,230)
Core structural borrowings -
central funds	4,146	452	4,598	3,710	360	4,070	4,211	392	4,603
Holding company net borrowings	2,244	452	2,696	2,220	360	2,580	1,981	392	2,373
Core structural borrowings - Prudential
Capital	275	-	275	275	-	275	275	-	275
Core structural borrowings - Jackson	146	41	187	164	25	189	150	38	188
Net core structural borrowings of
shareholder-financed operations	2,665	493	3,158	2,659	385	3,044	2,406	430	2,836
* Including central finance subsidiaries.

10 Analysis of movement in free surplus

Free surplus is the excess of the regulatory basis net assets for EEV reporting purposes (net worth) over the capital required to support the covered business. Where appropriate, adjustments are made to the net worth so that backing assets are included at fair value rather than cost so as to comply with the EEV Principles.

(i) Underlying free surplus generated

The half year 2013 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The half year 2013 CER comparative results are translated at half year 2014 average exchange rates.

	2014 £m	2013 £m		%
		AER	CER	AER	CER
	Half year	Half year	Half year	vs Half year	vs Half year
Asia operations
Underlying free surplus generated from in-force life business	433	425	371	2%	17%
Investment in new business	(167)	(165)	(147)	(1)%	(14)%
Long-term business	266	260	224	2%	19%
Eastspring Investments	36	32	29	13%	24%
Total	302	292	253	3%	19%

US operations
Underlying free surplus generated from in-force life business	634	591	547	7%	16%
Investment in new business	(173)	(211)	(195)	18%	11%
Long-term business	461	380	352	21%	31%
Broker-dealer and asset management	(5)	21	19	(124)%	(126)%
Total	456	401	371	14%	23%

UK insurance operations
Underlying free surplus generated from in-force life business	294	293	293	-	-
Investment in new business	(42)	(20)	(20)	(110)%	(110)%
Long-term business	252	273	273	(8)%	(8)%
General insurance commission	9	11	11	(18)%	(18)%
Total	261	284	284	(8)%	(8)%

M&G (including Prudential Capital)	200	175	175	14%	14%
Underlying free surplus generated	1,219	1,152	1,083	6%	13%

Representing:
Long-term business:
Underlying free surplus generated from in-force life business	1,361	1,309	1,211	4%	12%
Investment in new business	(382)	(396)	(362)	4%	(6)%
Total long-term business	979	913	849	7%	15%
Asset management	240	239	234	-	3%
Underlying free surplus generated	1,219	1,152	1,083	6%	13%

(ii) Movement in Free surplus	2014 £m			2013 £m
	Half year			Half year
	Long-term business	Asset management and UK general insurance commission	Free surplus of long-term business, asset management and UK general insurance commission	Free surplus of long-term business, asset management and UK general insurance commission
Long-term business and asset management operations	note 12	note (ii)
Underlying movement:
Investment in new businessnotes (i), (vii)	(382)	-	(382)	(396)
Business in force:
Expected in-force cash flows (including expected return
on net assets)	1,174	240	1,414	1,345
Effects of changes in operating assumptions, operating
experience variances and other operating items	187	-	187	203
	979	240	1,219	1,152
Increase in EEV assumed level of required capital	-	-	-	(59)
Loss attaching to held for sale Japan Life businessnote 5	-	-	-	(56)
Other non-operating itemsnote (iii)	(26)	4	(22)	(294)
	953	244	1,197	743
Net cash flows to parent companynote (iv)	(813)	(161)	(974)	(844)
Bancassurance agreement and purchase of Thanachart Life	-	-	-	365
Exchange movements, timing differences and other itemsnote (v)	29	(34)	(5)	191
Net movement in free surplus	169	49	218	455
Balance at beginning of period:
As previously reported	3,220	783	4,003	3,689
Effect of domestication of Hong Kong branch on 1 January 2014note 6	(35)	-	(35)	-
	3,185	783	3,968	3,689
Balance at 30 June 2014/ 30 June 2013note (vii)	3,354	832	4,186	4,144
Representing:
Asia operations	1,195	192	1,387	1,576
US operations	1,038	125	1,163	1,018
UK operations	1,121	515	1,636	1,550
	3,354	832	4,186	4,144
Balance at beginning of period:
Asia operations	1,185	194	1,379	1,181
US operations	956	118	1,074	1,319
UK operations	1,079	471	1,550	1,189
	3,220	783	4,003	3,689

Notes
(i) Free surplus invested in new business represents amounts set aside for required capital and acquisition costs.
(ii) For the purposes of this analysis, free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis shareholders' equity.
(iii) Non-operating items are principally short-term fluctuations in investment returns and the effect of changes in economic assumptions for long-term business operations.
(iv) Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.
(v) Exchange movements, timing differences and other items represent:

	2014 £m
	Half year
	Long-term business	Asset management and UK general insurance commission	Total
Exchange movementsnote 12	(53)	(9)	(62)
Mark to market value movements on Jackson assets backing surplus and required capitalnote 11	71	-	71
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	2	6	8
Othernote (vi)	9	(31)	(22)
	29	(34)	(5)

(vi) Other primarily reflects the effect of timing differences, contingent loan funding, as shown in note 12(i), and other non-cash items.
(vii)     Investment in new business includes the annual amortisation charge for amounts incurred to secure exclusive distribution rights through our bancassurance partners at a rate that reflects the pattern in which the future economic benefits are expected to be consumed by reference to new business levels. Included within the overall free surplus balance of our Asian life entities is £293 million representing unamortised amounts incurred to secure exclusive distribution rights through our bancassurance partners. These amounts exclude £818 million of Asia distribution rights intangibles that are financed by loan arrangements from central companies, the costs of which are allocated to the Asia life segment as the amortisation cost is incurred.

11 Reconciliation of movement in shareholders' equity

	2014 £m
	Half year
	Long-term business operations
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Other operations	Group Total

	note (i)				note (i)
Post-tax operating profit (based on longer-
term investment returns)
Long-term business:
New businessnote 3	494	376	145	1,015	-	1,015
Business in forcenote 4	339	401	243	983	-	983
	833	777	388	1,998	-	1,998
Asset management	-	-	-	-	231	231
Other results	(1)	-	(5)	(6)	(280)	(286)
Post-tax operating profit based on longer-
term investment returns	832	777	383	1,992	(49)	1,943
Total post-tax non-operating profit	100	(68)	40	72	(81)	(9)
Profit for the period	932	709	423	2,064	(130)	1,934
Other movements (post-tax)
Exchange movements on foreign operations
and net investment hedges	(209)	(227)	-	(436)	59	(377)
Intra-group dividends (including statutory
transfers)note (ii)	(239)	(347)	(106)	(692)	692	-
Investment in operationsnote (iii)	3	-	-	3	(3)	-
External dividends	-	-	-	-	(610)	(610)
Shareholders' share of actuarial and other gains
and losses on defined benefit pension schemesnote (v)	-	-	2	2	8	10
Reserve movements in respect of share-based
payments	-	-	-	-	52	52
Other transfers	17	(17)	(36)	(36)	36	-
Treasury shares movements	-	-	-	-	(40)	(40)
New share capital subscribed	-	-	-	-	8	8
Mark to market value movements on Jackson
assets backing surplus and required capital	-	71	-	71	-	71
Net increase in shareholders’ equity	504	189	283	976	72	1,048
Shareholders' equity at beginning of period:
As previously reported	10,305	6,966	7,342	24,613	243	24,856
Effect of domestication of Hong Kong branch on 1 January 2014note 6	(40)	-	29	(11)	-	(11)
	10,265	6,966	7,371	24,602	243	24,845
Shareholders’ equity at 30 June 2014note (i)	10,769	7,155	7,654	25,578	315	25,893

Representing:
Statutory IFRS basis shareholders’ equity	2,792	3,801	3,236	9,829	796	10,625
Additional retained profit (loss) on an EEV
basisnote (iv)	7,977	3,354	4,418	15,749	(481)	15,268
EEV basis shareholders’ equity	10,769	7,155	7,654	25,578	315	25,893
Balance at 31 December 2013
Representing:
Statutory IFRS basis shareholders’ equity	2,564	3,446	2,976	8,986	664	9,650
Additional retained profit (loss) on an EEV
basisnote	7,741	3,520	4,366	15,627	(421)	15,206
EEV basis shareholders’ equity	10,305	6,966	7,342	24,613	243	24,856

Notes
(i) For the purposes of the table above, goodwill related to Asia long-term operations is included in Other operations.
(ii)      Intra-group dividends (including statutory transfers) represent dividends that have been declared in the period and amounts accrued in respect of statutory transfers. The amounts included in note 10 for these items are as per the holding company cashflow at transaction rates. The difference primarily relates to intra-group loans, timing differences arising on statutory transfers, and other non-cash items.

(iii) Investment in operations reflects increases in share capital.
(iv)     The additional retained loss on an EEV basis for Other operations primarily represents the mark to market value adjustment for holding company net borrowings of a charge of £(452) million (half year 2013: £(360) million; full year 2013: £(392) million), as shown in note 9.

(v) The post-tax charge for the shareholders' share of actuarial and other gains and losses on defined benefit schemes comprises:

	2014 £m	2013 £m
	Half year	Half year	Full year
IFRS basis	10	(21)	(48)
Additional shareholders' interestnote 14(c)(vii)	-	(5)	(5)
EEV basis total	10	(26)	(53)

12 Reconciliation of movement in net worth and value of in-force for long-term business

	Half year 2014 £m
					Total
				Value of	long-term
	Free	Required	Total net	in-force	business
	Surplus	capital	worth	business	operations
	note 10			note (iv)	note 11
Group
Shareholders' equity at beginning of period:
As previously reported	3,220	3,954	7,174	17,439	24,613
Effect of domestication of Hong Kong branch on 1 January 2014note 6	(35)	35	-	(11)	(11)
	3,185	3,989	7,174	17,428	24,602
New business contributionnotes (ii), (iii) and 3	(382)	276	(106)	1,121	1,015
Existing business - transfer to net worth	1,116	(175)	941	(941)	-
Expected return on existing businessnote 4	58	44	102	647	749
Changes in operating assumptions and experience variances note 4	193	(20)	173	61	234
Development expenses, solvency II and restructuring costs	(6)	-	(6)	-	(6)
Post-tax operating profit based on longer-term investment returns	979	125	1,104	888	1,992
Other non-operating items	(26)	59	33	39	72
Post-tax profit from long-term business	953	184	1,137	927	2,064
Exchange movements on foreign operations and net investment hedges	(53)	(74)	(127)	(309)	(436)
Intra-group dividends (including statutory transfers) and investment in operationsnote (i)	(768)	-	(768)	79	(689)
Other movements	37	-	37	-	37
Shareholders' equity at 30 June 2014	3,354	4,099	7,453	18,125	25,578
Representing:
Asia operations
Shareholders' equity at beginning of period:
As previously reported	1,185	977	2,162	8,143	10,305
Effect of domestication of Hong Kong branch on 1 January 2014note 6	(104)	104	-	(40)	(40)
	1,081	1,081	2,162	8,103	10,265
New business contributionnotes (iii) and 3	(167)	67	(100)	594	494
Existing business - transfer to net worth	395	(5)	390	(390)	-
Expected return on existing businessnote 4	34	-	34	294	328
Changes in operating assumptions and experience variancesnote 4	5	(14)	(9)	20	11
Development expenses, solvency II and restructuring costs	(1)	-	(1)	-	(1)
Post-tax operating profit based on longer-term investment returns	266	48	314	518	832
Other non-operating items	112	(9)	103	(3)	100
Post-tax profit from long-term business	378	39	417	515	932
Exchange movements on foreign operations and net investment hedges	(21)	(22)	(43)	(166)	(209)
Intra-group dividends (including statutory transfers) and investment in operations	(236)	-	(236)	-	(236)
Other movements	(7)	-	(7)	24	17
Shareholders' equity at 30 June 2014	1,195	1,098	2,293	8,476	10,769
US operations
Shareholders' equity at 1 January 2014	956	1,607	2,563	4,403	6,966
New business contributionnotes (iii) and 3	(173)	146	(27)	403	376
Existing business - transfer to net worth	450	(124)	326	(326)	-
Expected return on existing businessnote 4	15	25	40	152	192
Changes in operating assumptions and experience variancesnote 4	169	(11)	158	51	209
Post-tax operating profit based on longer-term investment returns	461	36	497	280	777
Other non-operating items	(54)	36	(18)	(50)	(68)
Post-tax profit from long-term business	407	72	479	230	709
Exchange movements on foreign operations and net investment hedges	(32)	(52)	(84)	(143)	(227)
Intra-group dividends (including statutory transfers)	(347)	-	(347)	-	(347)
Other movements	54	-	54	-	54
Shareholders' equity at 30 June 2014	1,038	1,627	2,665	4,490	7,155
UK insurance operations
Shareholders' equity at beginning of period:
As previously reported	1,079	1,370	2,449	4,893	7,342
Effect of domestication of Hong Kong branch on 1 January 2014note 6	69	(69)	-	29	29
	1,148	1,301	2,449	4,922	7,371
New business contributionnotes (iii) and 3	(42)	63	21	124	145
Existing business - transfer to net worth	271	(46)	225	(225)	-
Expected return on existing businessnote 4	9	19	28	201	229
Changes in operating assumptions and experience variancesnote 4	19	5	24	(10)	14
Development expenses, solvency II and restructuring costs	(5)	-	(5)	-	(5)
Post-tax operating profit based on longer-term investment returns	252	41	293	90	383
Other non-operating items	(84)	32	(52)	92	40
Post-tax profit from long-term business	168	73	241	182	423
Intra-group dividends (including statutory transfers)note (i)	(185)	-	(185)	79	(106)
Other movements	(10)	-	(10)	(24)	(34)
Shareholders' equity at 30 June 2014	1,121	1,374	2,495	5,159	7,654

Notes
 (i)     The amounts shown in respect of free surplus and the value of in-force business for UK insurance operations for intra-group dividends (including statutory transfers) include the repayment of contingent loan funding.
          Contingent loan funding represents amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(ii)      The movements arising from new business contribution are as follows:

	2014 £m	2013 £m
	Half year	Half year	Full year
Free surplus invested in new business	(382)	(396)	(637)
Increase in required capital	276	261	461
Reduction in total net worth	(106)	(135)	(176)
Increase in the value associated with new business	1,121	1,048	2,258
Total post-tax new business contributionnote 3	1,015	913	2,082

(iii)	New business contribution per £1 million of free surplus invested:
		2014 £m
		Half year
		Asia operations	US operations	UK insurance operations	Total long-term business operations
	Post-tax new business contributionnote 3	494	376	145	1,015
	Free surplus invested in new business	(167)	(173)	(42)	(382)
	Post-tax new business contribution per £1 million of free surplus
	invested	3.0	2.2	3.5	2.7

		2013 £m
		Half year
		Asia operations	US operations	UK insurance operations	Total long-term business operations
	Post-tax new business contributionnote 3	502	311	100	913
	Free surplus invested in new business	(165)	(211)	(20)	(396)
	Post-tax new business contribution per £1 million of free surplus
	invested	3.0	1.5	5.0	2.3

		2013 £m
		Full year
		Asia operations	US operations	UK insurance operations	Total long-term business operations
	Post-tax new business contributionnote 3	1,139	706	237	2,082
	Free surplus invested in new business	(310)	(298)	(29)	(637)
	Post-tax new business contribution per £1 million of free surplus
	invested	3.7	2.4	8.2	3.3

(iv) The value of in-force business comprises the value of future margins from current in-force business less the cost of holding required capital as shown below:

	2014 £m
	30 Jun
	Asia operations	US operations	UK insurance operations	Total long-term business operations
Value of in-force business before deduction of cost of
capital and time value of guarantees	8,936	4,960	5,413	19,309
Cost of capital	(404)	(197)	(254)	(855)
Cost of time value of guaranteesnote (v)	(56)	(273)	-	(329)
Net value of in-force business	8,476	4,490	5,159	18,125

	2013 £m
	30 Jun
	Asia operations	US operations	UK insurance operations	Total long-term business operations
Value of in-force business before deduction of cost of
capital and time value of guarantees	8,921	4,632	4,932	18,485
Cost of capital	(384)	(223)	(259)	(866)
Cost of time value of guarantees	(24)	(481)	-	(505)
Net value of in-force business	8,513	3,928	4,673	17,114

	2013 £m
	31 Dec
	Asia operations	US operations	UK insurance operations	Total long-term business operations
Value of in-force business before deduction of cost of
capital and time value of guarantees	8,540	4,769	5,135	18,444
Cost of capital	(347)	(220)	(242)	(809)
Cost of time value of guaranteesnote (v)	(50)	(146)	-	(196)
Net value of in-force business	8,143	4,403	4,893	17,439

(v)      The increase in the cost of time value of guarantees for US operations from £(146) million at full year 2013 to £(273) million at half year 2014 primarily relates to variable annuity business. It mainly arises from the decrease in the expected long-term separate account rate of return following the 50 basis points decline in the US 10-year treasury bond rate and the impact from new business written in the period, partly offset by the strong equity performance.

13 Sensitivity of results to alternative assumptions

(a) Sensitivity analysis - economic assumptions
The tables below show the sensitivity of the embedded value as at 30 June 2014 (31 December 2013) and the new business contribution after the effect of required capital for half year 2014 and full year 2013 to:

• 1 per cent increase in the discount rates;
•     1 per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

• 1 per cent rise in equity and property yields;
• 10 per cent fall in market value of equity and property assets (embedded value only);
• The statutory minimum capital level (by contrast to EEV basis required capital), (for embedded value only);
• 5 basis point increase in UK long-term expected defaults; and
• 10 basis point increase in the liquidity premium for UK annuities.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

New business contribution
	2014 £m				2013* £m
	Half year				Full year
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations

Post-tax new business contributionnote 3	494	376	145	1,015	1,139	706	237	2,082
Discount rates - 1% increase	(72)	(14)	(19)	(105)	(148)	(34)	(29)	(211)
Interest rates - 1% increase	5	35	(3)	37	23	47	(1)	69
Interest rates - 1% decrease	(25)	(52)	3	(74)	(55)	(69)	-	(124)
Equity/property yields - 1% rise	20	39	5	64	45	63	10	118
Long-term expected defaults - 5 bps
increase	-	-	(6)	(6)	-	-	(6)	(6)
Liquidity premium - 10 bps increase	-	-	12	12	-	-	12	12
* The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the full year 2013 results are shown on a comparable basis - see note 1.

Embedded value of long-term business operations
	2014 £m				2013 £m
	30 Jun				31 Dec
				Total				Total
			UK	long-term			UK	long-term
	Asia	US	insurance	business	Asia	US	insurance	business
	operations	operations	operations	operations	operations	operations	operations	operations

Shareholders' equitynote 11	10,769	7,155	7,654	25,578	10,305	6,966	7,342	24,613
Discount rates - 1% increase	(1,026)	(243)	(555)	(1,824)	(992)	(266)	(529)	(1,787)
Interest rates - 1% increase	(344)	38	(328)	(634)	(297)	(65)	(380)	(742)
Interest rates - 1% decrease	220	(70)	418	568	200	(12)	443	631
Equity/property yields - 1% rise	384	283	240	907	370	250	210	830
Equity/property market values - 10%
fall	(187)	(157)	(284)	(628)	(183)	(90)	(238)	(511)
Statutory minimum capital	92	140	4	236	109	153	4	266
Long-term expected defaults - 5 bps
increase	-	-	(116)	(116)	-	-	(114)	(114)
Liquidity premium - 10 bps increase	-	-	232	232	-	-	228	228

The sensitivities shown above are for the impact of instantaneous changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets at the balance sheet dates indicated. If the change in assumption shown in the sensitivities were to occur, then the effect shown above would be recorded within two components of the profit analysis for the following year. These are for the effect of economic assumption changes and, to the extent that asset value changes are included in the sensitivities, within short-term fluctuations in investment returns. In addition to the sensitivity effects shown above, the other components of the profit for the following period would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount, together with the effect of other changes such as altered corporate bond spreads. In addition for Jackson, the fair value movements on assets backing surplus and required capital which are taken directly to shareholders' equity would also be affected by changes in interest rates.

14 Methodology and accounting presentation

(a) Covered business
The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The post-tax EEV basis results for the Group's covered business are then combined with the post-tax IFRS basis results of the Group's other operations. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note 14(c)(vi).

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition.

Covered business comprises the Group's long-term business operations, with two exceptions:

•      the closed Scottish Amicable Insurance Fund (SAIF) which is excluded from covered business. SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved
        Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

•      the presentational treatment of the Group's principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). The partial recognition of the surplus for PSPS is recognised in 'Other' operations, as described in note 14(c)(vii).

A small amount of UK group pensions business is also not modelled for EEV reporting purposes.

(b) Methodology
(i) Embedded value
Overview
The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:

• the present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for:
- the cost of locked-in required capital;
- the time value of cost of options and guarantees;
• locked-in required capital; and
• the shareholders' net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in note 14(c)(iv)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items (as explained in note 14(c)(i)).

Valuation of in-force and new business
The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

Best estimate assumptions
Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations.

Expense assumptions
Expense levels, including those of service companies that support the Group's long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the savings have been delivered. For businesses which are currently sub-scale (China, Malaysia Takaful and Taiwan) and India (where the business model is being adapted as the industry continues to adjust to regulatory changes), expense overruns are reported where these are expected to be short-lived.

For Asia operations, the expenses comprise costs borne directly and recharged costs from the Asia regional head office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges. Development expenses are charged as incurred.

Corporate expenditure which is included in other income and expenditure and comprises:
•      Expenditure for Group head office, to the extent not allocated to the PAC with-profits funds, together with Solvency II implementation and restructuring costs, which are charged to the EEV basis results as incurred; and

•      Expenditure of the Asia regional head office that is not allocated to the covered business or asset management operations which is charged as incurred. These costs are primarily for corporate related activities and are included within corporate expenditure.

Principal economic assumptions
The EEV basis results for the Group's operations have been determined using economic assumptions where the pre-tax long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on government bonds.

Expected returns on equity and property asset classes and corporate bonds are derived by adding a risk premium, based on the Group's long-term view, to the risk-free rate.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the period.

New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.

The post-tax contribution from new business represents profits determined by applying operating assumptions as at the end of the period.

For UK immediate annuity business and single premium Universal Life products in Asia, primarily in Singapore, the new business contribution is determined by applying economic assumptions reflecting point-of-sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield is locked-in when the assets are purchased at the point-of-sale of the policy. For other business within the Group, end of period economic assumptions are used.

New business profitability is a key metric for the Group's management of the development of the business. In addition, post-tax new business margins are shown by reference to annual premium equivalents (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBP is calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the period and shareholders' equity as they arise.

The results for any covered business conceptually reflect the aggregate of the IFRS results and the movements on the additional shareholders' interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.

However, in determining the movements on the additional shareholders' interest, the basis for calculating the Jackson EEV result acknowledges that, for debt securities backing liabilities, the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that broadly speaking, are held for the longer-term.

Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders' equity.

Cost of capital
A charge is deducted from the embedded value for the cost of capital supporting the Group's long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (post-tax) on the capital.

The annual result is affected by the movement in this cost from year-to-year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital.

Financial options and guarantees
Nature of financial options and guarantees in Prudential's long-term business
Asia operations
Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in the Hong Kong, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions.

US operations (Jackson)
The principal financial options and guarantees in Jackson are associated with the fixed annuity and variable annuity (VA) lines of business.

Fixed annuities provide that, at Jackson's discretion, it may reset the interest rate credited to policyholders' accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.0 per cent to 5.5 per cent for all periods throughout these results, depending on the particular product, jurisdiction where issued, and date of issue. For half year 2014, 86 per cent (half year and full year 2013: 86 per cent) of the account values on fixed annuities are for policies with guarantees of 3 per cent or less. The average guarantee rate is 2.8 per cent for all periods throughout these results.

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Jackson issues VA contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals; b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death Benefits (GMDB)) or as income benefits (Guaranteed Minimum Income Benefits (GMIB)). These guarantees generally protect the policyholder's value in the event of poor equity market performance. Jackson hedges the GMDB and GMWB guarantees through the use of equity options and futures contracts, and fully reinsures the GMIB guarantees.

Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature to those described above for fixed annuities.

UK insurance operations
For covered business the only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund.

With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses - annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund also held a provision on the Pillar I Peak 2 basis of £36 million at 30 June 2014 (30 June 2013: £47 million; 31 December 2013: £36 million) to honour guarantees on a small number of guaranteed annuity option products.

The only material guaranteed surrender values relate to investments in the PruFund range of with-profits funds. For these products the policyholder can choose to pay an additional management charge.  In return, at the selected guarantee date, the fund will be increased if necessary to a guaranteed minimum value (based on the initial investment adjusted for any prior withdrawals). The with-profits fund held a reserve of £30 million at 30 June 2014 (30 June 2013: £52 million; 31 December 2013: £36 million) in respect of this guarantee.

The Group's main exposure to guaranteed annuity options in the UK is through the non-covered business of SAIF. A provision on the Pillar I Peak 2 basis of £421 million was held in SAIF at 30 June 2014 (30 June 2013: £325 million; 31 December 2013: £328 million) to honour the guarantees. As described in note 14(a) above, the assets and liabilities are wholly attributable to the policyholders of the fund. Therefore the movement in the provision has no direct impact on shareholders.

Time value
The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).

Where appropriate, a full stochastic valuation has been undertaken to determine the time value of the financial options and guarantees.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in notes 15(iv),(v) and (vi).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management which explains how regular and final bonus rates within the discretionary framework are determined, subject to the general legislative requirements applicable.

(ii) Level of required capital
In adopting the EEV Principles, Prudential has based required capital on its internal targets subject to it being at least the local statutory minimum requirements. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For shareholder-backed business the following capital requirements apply:

• Asia operations: the level of required capital has been set to an amount at least equal to the higher of local statutory requirements and the internal target;
•     US operations: the level of required capital has been set at 250 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and

•     UK insurance operations: the capital requirements are set to an amount at least equal to the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole.

(iii) Allowance for risk and risk discount rates
Overview
Under the EEV Principles, discount rates used to determine the present value of future cash flows are set by reference to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by an equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for all of the Group's businesses.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta.

Product level betas reflect the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Additional credit risk allowance
The Group's methodology is to allow appropriately for credit risk. The allowance for total credit risk is to cover:

•     expected long-term defaults;
•     credit risk premium (to reflect the volatility in downgrade and default levels); and
•     short-term downgrades and defaults.

These allowances are initially reflected in determining best estimate returns and through the market risk allowance described above. However, for those businesses which are largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.

The practical application of the allowance for credit risk varies depending upon the type of business as described below.

Asia operations
For Asia operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly no additional allowance for credit risk is required.

The projected rates of return for holdings of corporate bonds comprise the risk-free rate plus an assessment of long-term spread over the risk-free rate.

US operations (Jackson)
For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve (RMR) charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.

The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults as shown in note 15(ii). In determining this allowance a number of factors have been considered. These factors, in particular, include:

(a)   How much of the credit spread on debt securities represents an increased credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium (which is the premium required by investors to compensate for the risk of longer-term investments which cannot be easily converted into cash, and converted at the fair market value). In assessing this effect, consideration has been given to a number of approaches to estimating the liquidity premium by considering recent statistical data; and

(b)   Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit losses to policyholders (subject to guarantee features) through lower investment return rates credited to policyholders. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in force alters over time. The additional allowance for variable annuity business has been set at one-fifth of the non-variable annuity business to reflect the proportion of the allocated holdings of general account debt securities.

The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.

UK operations
(1) Shareholder-backed annuity business
For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.

In the annuity MCEV calculations as the assets are generally held to maturity to match long duration liabilities, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for:

(a)   expected long-term defaults derived as a percentage of historical default experience based on Moody's data for the period 1970 to 2009 and the definition of the credit rating assigned to each asset held is the second highest credit rating published by Moody's, Standard & Poor's and Fitch;

(b)   a credit risk premium, which is derived as the excess over the expected long-term defaults, of the 95th percentile of historical cumulative defaults based on Moody's data for the period 1970 to 2009, and subject to a minimum margin over expected long-term defaults of 50 per cent;

(c) an allowance for a 1 notch downgrade of the asset portfolio subject to credit risk and;
(d) an allowance for short-term downgrades and defaults.

For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium, 1 notch downgrade and the remaining element of short-term downgrade and default allowances are incorporated into the risk margin included in the discount rate, as shown in note 15(iii)(b).

(2) With-profits fund non-profit annuity business
For UK non-profit annuity business including that written by Prudential Annuities Limited (PAL) the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business (as described above). The allowance for credit risk in PAL is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.

(3) With-profits fund holdings of debt securities
The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group's businesses. For the Group's US business and UK business other than shareholder-backed annuity, no additional allowance is necessary. For UK shareholder-backed annuity business a further allowance of 50 basis points is used to reflect the longevity risk which is of particular relevance. For the Group's Asia operations in China, India, Indonesia, the Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points.

(iv) With-profits business and the treatment of the estate
The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders' interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profits funds of the Group's Asia operations.

(v) Debt capital
Core structural debt liabilities are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the difference, compared to the IFRS carrying value. Accordingly, no deferred tax credit or charge is recorded in the results for the reporting period in respect of the mark to market value adjustment.

(vi) Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency assets and liabilities have been translated at period end rates of exchange. The principal exchange rates are shown in note A1 of the IFRS statements.

(c) Accounting presentation
(i) Analysis of post-tax profit
To the extent applicable, the presentation of the EEV post-tax profit for the period is consistent in the classification between operating and non-operating results with the basis that the Group applies for the analysis of IFRS basis results. Operating results reflect underlying results including longer-term investment returns (which are determined as described in note 14(c)(ii) below) and incorporate the following:

• new business contribution, as defined in note 14(b)(i);
• unwind of discount on the value of in-force business and other expected returns, as described in note 14(c)(iv) below;
• the impact of routine changes of estimates relating to non-economic assumptions, as described in note 14(c)(iii) below; and
• non-economic experience variances, as described in note 14(c)(v) below.

Non-operating results comprise the recurrent items of short-term fluctuations in investment returns, the mark to market value movements on core borrowings and the effect of changes in economic assumptions.

In addition, operating profit for half year 2014 and full year 2013 excludes the costs associated with the domestication of the Hong Kong branch and also for 2013 the loss attaching to the held for sale Japan Life business. Total profit attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Company believes that operating profit, as adjusted for these items, better reflects underlying performance.

(ii) Post-tax operating profit
For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements as explained in note 14(c)(iv) below.

For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of end of period risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force adjusted to reflect end of period projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may, from time to time, take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is included in the result for the period.

(iii) Effect of changes in operating assumptions
Operating profit includes the effect of changes to operating assumptions on the value of in-force at the end of the period. For presentational purposes, the effect of change is delineated to show the effect on the opening value of in-force with the experience variance being determined by reference to the end of period assumptions.

(iv) Unwind of discount and other expected returns
The unwind of discount and other expected returns is determined by reference to:

• the value of in-force business at the beginning of the period (adjusted for the effect of current period economic and operating assumption changes); and
• required capital and surplus assets.

In applying this general approach, the unwind of discount included in operating profit for the with-profits business of UK insurance operations is determined by reference to the opening value of in-force, as adjusted for the effects of short-term investment volatility due to market movements (ie smoothed). In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed. At 30 June 2014 the shareholders' interest in the smoothed surplus assets used for this purpose only, were £123 million lower (30 June 2013: £25 million lower; 31 December 2013: £136 million lower) than the surplus assets carried in the statement of financial position.

(v) Operating experience variances
Operating profits include the effect of experience variances on non-economic assumptions, which are calculated with reference to the embedded value assumptions at the end of the reporting period, such as persistency, mortality and morbidity, expenses and other factors.

(vi) Internal asset management
The new business and in-force results from long-term business include the projected value of profits or losses from asset management and service companies that support the Group's covered insurance businesses. The results of the Group's asset management operations include the current period profits from the management of both internal and external funds. EEV basis shareholders' other income and expenditure is adjusted to deduct the unwind of the expected internal asset management profit margin for the period. The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Group operating profit accordingly includes the variance between actual and expected profit in respect of management of the covered business assets.

(vii) Pension costs
Movements on the shareholders' share of surpluses (to the extent not restricted by IFRIC 14) and deficits of the Group's defined benefit pension schemes adjusted for contributions paid in the period are recorded within Other Comprehensive Income.

Consistent with the basis of distribution of bonuses and the treatment of the estate described in notes 14(b)(i) and (iv), the shareholders' share incorporates 10 per cent of the proportion of the financial position attributable to the PAC with-profits fund. The financial position is determined by applying the requirements of IAS 19 as booked for IFRS reporting.

(viii) Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related change in the time value of cost of option and guarantees, are recorded in non-operating results.

(ix) Taxation
In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been announced and substantively enacted by the end of the reporting period.

(x) Inter-company arrangements
The EEV results for covered business incorporate annuities established in the PAC non-profit sub-fund from vesting pension polices in SAIF (which is not covered business). The EEV results also incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF to PRIL. In addition, the free surplus and value of in-force business are calculated after taking account of the impact of contingent loan arrangements between Group companies (movements in the contingent loan liability are reflected via the projected cash flows in the value of in-force and the related funding is reflected in free surplus).

15 Assumptions

Deterministic assumptions
The tables below summarise the principal financial assumptions:

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

(i) Asia operationsnotes (b), (d)
	Risk discount rate %
	New business			In force
	2014	2013		2014	2013
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
China	10.6	10.1	11.2	10.6	10.1	11.2
Hong Kongnotes (b), (c)	4.3	4.3	4.9	4.2	4.2	4.8
India	13.9	13.0	14.0	13.9	13.0	14.0
Indonesia	12.2	11.1	12.5	12.2	11.1	12.5
Korea	6.8	7.3	7.4	7.1	7.4	7.6
Malaysianote (c)	6.6	6.0	6.5	6.6	6.0	6.5
Philippines	10.8	10.6	10.5	10.8	10.6	10.5
Singaporenote (c)	4.3	4.5	4.6	5.0	5.2	5.3
Taiwan	4.0	3.8	4.3	4.0	3.7	4.1
Thailand	10.6	10.5	10.7	10.6	10.5	10.7
Vietnam	15.4	16.1	15.7	15.4	16.1	15.7
Total weighted risk discount ratenote (a)	7.4	7.5	8.1	7.0	6.7	7.2

	10-year government bond yield %			Expected long-term Inflation %

	2014	2013		2014	2013
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
China	4.1	3.6	4.7	2.5	2.5	2.5
Hong Kongnotes (b), (c)	2.6	2.5	3.1	2.3	2.3	2.3
India	8.9	8.0	9.0	4.0	4.0	4.0
Indonesia	8.4	7.3	8.6	5.0	5.0	5.0
Korea	3.2	3.4	3.6	3.0	3.0	3.0
Malaysianote (c)	4.1	3.6	4.2	2.5	2.5	2.5
Philippines	4.1	3.9	3.8	4.0	4.0	4.0
Singaporenote (c)	2.3	2.4	2.6	2.0	2.0	2.0
Taiwan	1.6	1.4	1.7	1.0	1.0	1.0
Thailand	3.8	3.8	3.9	3.0	3.0	3.0
Vietnam	8.7	9.3	9.0	5.5	5.5	5.5

Equity risk premiums in Asia (excluding those for the held for sale Japan Life business) range from 3.5 per cent to 8.7 per cent for all periods throughout these results.

Notes

(a)     The weighted risk discount rates for Asia operations shown above have been determined by weighting each country's risk discount rates by reference to the post-tax EEV basis new business result and the closing value of in-          force business. The changes in the risk discount rates for individual Asia territories reflect the movements in government bond yields, together with the effects of movements in the allowance for market risk and changes in           product mix.

(b) For Hong Kong the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.
(c) The mean equity return assumptions for the most significant equity holdings in the Asia operations were:

	2014%	2013%
	30 Jun	30 Jun	31 Dec
Hong Kong	6.6	6.5	7.1
Malaysia	10.1	9.6	10.1
Singapore	8.4	8.4	8.6

(d) The local tax rates applicable for the most significant operations for all periods shown, are as follows:

Assumed corporate tax rate %
Hong Kong	16.5 per cent on 5 per cent of premium income
Indonesia	25 per cent
Malaysia	2013 to 2015: 25 per cent; From 2016: 24 per cent
Singapore	17 per cent

(ii) US operations
	2014%	2013%
	30 Jun	30 Jun	31 Dec
Assumed new business spread margins:note (a)
Fixed Annuity business:*
January to June issues	1.5	1.2	1.2
July to December issues	n/a	n/a	1.75
Fixed Index Annuity business:
January to June issues	2.0	1.45	1.45
July to December issues	n/a	n/a	2.00
Institutional business	0.7	0.75	0.75
Allowance for long-term defaults included in projected spreadnote (b)	0.26	0.27	0.25
Risk discount rate:
Variable annuity
Risk discount rate	7.1	7.3	7.6
Additional allowance for credit risk included in risk discount ratenote (b)	0.2	0.3	0.2
Non-variable annuity
Risk discount rate	4.3	4.8	4.8
Additional allowance for credit risk included in risk discount ratenote (b)	1.0	1.5	1.0
Weighted average total:note (c)
New business	6.9	7.2	7.4
In force	6.4	6.5	6.9
US 10-year treasury bond rate at end of period	2.6	2.5	3.1
Pre-tax expected long-term nominal rate of return for US equities	6.6	6.5	7.1
Expected long-term rate of inflation	2.6	2.5	2.6
Equity risk premium	4.0	4.0	4.0
Assumed corporate tax rate	35.0	35.0	35.0

* including the proportion of variable annuity business invested in the general account

Notes
(a)   The assumed new business spread margins represent the difference between the earned rate on investments, after allowance for long-term defaults, and the policy holder crediting rate. The spread margins shown above are the rates at inception. For fixed annuity business (including the proportion of variable annuity business invested in the general account) and fixed index annuity business, the assumed spread margin grades up linearly by 25 basis points to a long-term assumption over five years.

(b)   The allowance for long-term defaults included in projected spread is shown as at the valuation date applied in the cash flow projections of the value of the in-force business. The risk discount rates include an additional allowance for credit risk premium and short-term downgrades and defaults. See note 14(b)(iii) for further details.

(c)   The weighted average risk discount rates reflect the mix of business between variable annuity and non-variable annuity business. The decrease in the weighted average risk discount rates from half year 2013 to half year 2014 primarily reflects the effect of the decrease in additional allowance for credit risk and the effects of movement in the allowance for market risk, partly offset by the increase in the US 10-year Treasury bond rate of 10 basis points.

(iii) UK insurance operations
	2014%	2013%
	30 Jun	30 Jun	31 Dec
Shareholder-backed annuity business:note (b)
Risk discount rate:
New business	6.9	7.2	6.8
In forcenote (a)	7.8	8.5	8.3
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business:
New business	4.5	3.9	4.2
In forcenote (a)	4.1	4.4	4.3
Other business:
Risk discount rate:
New business	5.9	5.8	6.1
In force	6.5	6.2	6.8
Pre-tax expected long-term nominal rates of investment return:
UK equities	7.2	7.0	7.5
Overseas equities	6.6 to 9.1	6.5 to 9.8	7.1 to 9.2
Property	5.9	5.8	6.2
15-year gilt rate	3.2	3.0	3.5
Corporate bonds	4.8	4.6	5.1
Expected long-term rate of inflation	3.3	3.3	3.4
Equity risk premium	4.0	4.0	4.0
Assumed corporate tax rate	20.0	23.0	20.0

Notes
(a)      For shareholder-backed annuity business, the movements in the pre-tax long-term nominal rates of return and the risk discount rates for in-force business mainly reflect the effect of changes in asset yields.

(b) Credit spread treatment
           For Prudential Retirement Income Limited, which has approximately 90 per cent of UK shareholder-backed annuity business, the credit assumptions used in the underlying MCEV calculation (see note 14(b)(iii))
           and the residual liquidity premium element of the bond spread over swap rates are as follows:

In-force business	2014 (bps)	2013 (bps)
	30 Jun	30 Jun	31 Dec
Bond spread over swap rates	119	157	133
Total credit risk allowance	61	64	62
Liquidity premium	58	93	71
Individual annuity new business	2014 (bps)	2013 (bps)
	30 Jun	30 Jun	31 Dec
Bond spread over swap rates	121	116	117
Total credit risk allowance	34	38	37
Liquidity premium*	87	78	80

* The new business liquidity premium is based on the weighted average of the point of sale liquidity premia.

The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

Stochastic assumptions
The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

(iv)    Asia operations

•     The same asset return models as described for UK insurance operations below, appropriately calibrated, have been used for Asia operations. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset;

• the stochastic cost of guarantees is primarily only of significance for the Hong Kong, Korea, Malaysia and Singapore operations; and

•     the mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns ranges from 18 per cent to 35 per cent for all periods throughout these results, and the volatility of government bond yields ranges from 0.9 per cent to 2.3 per cent for all periods throughout these results.

(v)     US operations (Jackson)
• Interest rates are projected using a log-normal generator calibrated to historical US Treasury yield curves;
• corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

•     variable annuity equity returns and bond interest rates have been stochastically generated using a log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 19 per cent to 32 per cent for all periods throughout these results, depending on the risk class and the class of equity, and the standard deviation of interest rates ranges from 2.2 per cent to 2.5 per cent for all periods throughout these results.

(vi)    UK insurance operations
• Interest rates are projected using a two-factor model calibrated to the initial market yield curve;
• the risk premium on equity assets is assumed to follow a log-normal distribution;
• the corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

•     property returns are modelled in a similar fashion to corporate bonds, namely as the return on a risk-free bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

For each projection period, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied for all periods are as follows:

%
Equities:
UK	20
Overseas	18
Property	15

16 Total insurance and investment products new businessnote (i)

							Annual premium and contribution equivalents			Present value of new business premiums
	Single			Regular			(APE)note 14(b)(i)			(PVNBP)note 14(b)(i)
	2014 £m	2013 £m		2014 £m	2013 £m		2014 £m	2013 £m		2014 £m	2013 £m
	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
Group insurance
operations
Asia	955	1,097	2,136	900	899	1,911	996	1,010	2,125	5,378	5,524	11,375
US	8,703	7,957	15,712	-	1	2	871	797	1,573	8,703	7,957	15,723
UK	3,329	2,435	5,128	100	112	212	433	355	725	3,741	2,943	5,978
Group Total	12,987	11,489	22,976	1,000	1,012	2,125	2,300	2,162	4,423	17,822	16,424	33,076
Asia insurance
operations
Cambodia	-	-	-	1	-	1	1	-	1	4	-	3
Hong Kong	175	85	326	240	205	455	258	214	487	1,530	1,204	2,795
Indonesia	101	212	303	174	219	445	184	240	477	748	1,069	1,943
Malaysia	42	53	114	87	93	197	91	99	208	583	661	1,352
Philippines	53	129	193	17	16	34	22	29	53	106	177	299
Singapore	264	251	571	146	145	304	172	170	361	1,217	1,209	2,588
Thailand	50	20	66	37	23	61	42	25	68	196	106	289
Vietnam	1	1	2	23	23	54	23	23	54	91	84	204
SE Asia operations inc.
Hong Kong	686	751	1,575	725	724	1,551	793	800	1,709	4,475	4,510	9,473
Chinanote (ii)	117	76	114	45	39	71	57	47	83	280	243	409
Korea	97	200	311	38	42	82	48	62	113	260	359	641
Taiwan	45	48	102	49	40	107	54	45	117	214	206	491
Indianote (iii)	10	22	34	43	54	100	44	56	103	149	206	361
Total Asia operations	955	1,097	2,136	900	899	1,911	996	1,010	2,125	5,378	5,524	11,375
US insurance
operations
Variable annuities	6,136	5,384	10,795	-	-	-	614	538	1,079	6,136	5,384	10,795
Elite Access (variable
annuity)	1,493	1,270	2,585	-	-	-	149	127	259	1,493	1,270	2,585
Fixed annuities	265	296	555	-	-	-	27	30	55	265	296	555
Fixed index annuities	182	620	907	-	-	-	18	62	91	182	620	907
Life	-	-	1	-	1	2	-	1	2	-	-	12
Wholesale	627	387	869	-	-	-	63	39	87	627	387	869
Total US insurance
operations	8,703	7,957	15,712	-	1	2	871	797	1,573	8,703	7,957	15,723
UK and Europe
insurance operations
Direct and partnership
annuities	100	153	284	-	-	-	10	15	28	99	153	284
Intermediated annuities	100	293	488	-	-	-	10	29	49	100	293	488
Internal vesting annuities	434	669	1,305	-	-	-	43	67	131	434	669	1,305
Total individual annuities	634	1,115	2,077	-	-	-	63	111	208	633	1,115	2,077
Corporate pensions	58	73	120	73	86	161	79	93	173	314	454	686
Onshore bonds	1,019	825	1,754	-	-	-	102	83	176	1,019	826	1,756
Other products	582	422	901	27	26	51	85	68	140	739	548	1,183
Wholesale	1,036	-	276	-	-	-	104	-	28	1,036	-	276
Total UK and Europe
insurance operations	3,329	2,435	5,128	100	112	212	433	355	725	3,741	2,943	5,978
Group Total	12,987	11,489	22,976	1,000	1,012	2,125	2,300	2,162	4,423	17,822	16,424	33,076

Investment products - funds under management notes (iv), (v), (vi)
	2014 £m
	Half year
	1 Jan 2014	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2014
Eastspring Investments	17,927	6,869	(4,386)	668	21,078
M&G	125,989	19,322	(15,111)	2,571	132,771
Group total	143,916	26,191	(19,497)	3,239	153,849

	2013 £m
	Half year
	1 Jan 2013	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2013
Eastspring Investments	17,630	7,372	(5,366)	(368)	19,268
M&G	111,868	20,598	(16,758)	2,431	118,139
Group total	129,498	27,970	(22,124)	2,063	137,407

Notes
(i)    The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, ie falling within one of the classes of insurance specified in Part II of Schedule 1 to the Regulated Activities Order under PRA regulations.
The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

(ii)    New business in China is included at Prudential's 50 per cent interest in the China life operation.
(iii)   New business in India is included at Prudential's 26 per cent interest in the India life operation.
(iv)   Investment products referred to in the tables for fund under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

(v)    Investment flows for the half year exclude Eastspring Money Market Funds gross inflows of £32,065 million (half year 2013: £30,774 million) and net outflows of £52 million (half year 2013: net inflows of £107 million).

(vi)   New business and market gross inflows and redemptions have been translated at an average exchange rate for the period applicable. Funds under management at points in time are translated at the exchange rate applicable to those dates.

Additional Unaudited Financial Information

A New Business

BASIS OF PREPARATION

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, ie falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under PRA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New Business Profit (post-tax) has been determined using the European Embedded Value (EEV) methodology and assumptions set out in our 2014 Interim Report.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Annual premium equivalent (APE) sales are subject to rounding.

Notes to Schedules A(i) to A(ix)

(1) Prudential plc reports its results at both actual exchange rates (AER) and constant year-to-date average exchange rates (CER) so as to eliminate the impact of exchange translation.

Local currency: £		Half year 2014*	Half year 2013*	Half year 2014 vs Half year 2013 (depreciation) of local currency against GBP
Hong Kong	Average Rate	12.95	11.98	(7)%
	Closing Rate	13.25	11.76	(11)%
Indonesia	Average Rate	19,573.46	15,024.12	(23)%
	Closing Rate	20,270.27	15,053.25	(26)%
Malaysia	Average Rate	5.45	4.75	(13)%
	Closing Rate	5.49	4.79	(13)%
Singapore	Average Rate	2.10	1.92	(9)%
	Closing Rate	2.13	1.92	(10)%
India	Average Rate	101.45	84.94	(16)%
	Closing Rate	102.84	90.13	(12)%
Vietnam	Average Rate	35,266.15	32,305.17	(8)%
	Closing Rate	36,471.11	32,161.63	(12)%
Thailand	Average Rate	54.34	46.07	(15)%
	Closing Rate	55.49	47.04	(15)%
US	Average Rate	1.67	1.54	(8)%
	Closing Rate	1.71	1.52	(11)%
* Average rate is for the 6 months to 30 June

Local currency: £		Half year 2014*	Full year 2013	Half year 2014 vs Full year 2013 (depreciation) of local currency against GBP
Hong Kong	Average Rate	12.95	12.14	(6)%
	Closing Rate	13.25	12.84	(3)%
Indonesia	Average Rate	19,573.46	16,376.89	(16)%
	Closing Rate	20,270.27	20,156.57	(1)%
Malaysia	Average Rate	5.45	4.93	(10)%
	Closing Rate	5.49	5.43	(1)%
Singapore	Average Rate	2.10	1.96	(7)%
	Closing Rate	2.13	2.09	(2)%
India	Average Rate	101.45	91.75	(10)%
	Closing Rate	102.84	102.45	-
Vietnam	Average Rate	35,266.15	32,904.71	(7)%
	Closing Rate	36,471.11	34,938.60	(4)%
Thailand	Average Rate	54.34	48.11	(11)%
	Closing Rate	55.49	54.42	(2)%
US	Average Rate	1.67	1.56	(7)%
	Closing Rate	1.71	1.66	(3)%
*Average rate is for the 6 months to 30 June

(1a)  Insurance and investment new business for overseas operations are converted using the year-to-date average exchange rate applicable at the time (AER). The sterling results for individual quarters represent the difference between the year-to-date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(1b) Insurance new business for overseas operations for 2013 has been calculated using constant exchange rates (CER).
(1c) Constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013 and 2014.
(2)    Annual Equivalents, calculated as regular new business contributions plus 10 per cent of single new business contributions, are subject to roundings. Present value of new business premiums (PVNBPs) are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(3)    Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by
        PPM South Africa.

(4) New business in India is included at Prudential's 26 per cent interest in the India life operation.
(5) Balance Sheet figures have been calculated at the closing exchange rate.
(6) New business in China is included at Prudential's 50 per cent interest in the China life operation.
(7) Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.
(8)    Investment flows for the period exclude Eastspring Money Market Funds (MMF) gross inflows of £32,065 million (Half year 2013: £30,774 million) and net outflows of £52 million (Half year 2013 net inflows: £107 million).

(9) Excludes Curian Variable Series Trust funds (internal funds under management).
(10) Total M&G and Eastspring excluding MMF. Funds under management for MMF amounted to £4,300 million at 30 June 2014 (30 June 2013: £4,267 million).

Schedule A(i) - New Business Insurance Operations (Actual Exchange Rates)

	Single			Regular			Annual Equivalents(2)			PVNBP
	2014	2013		2014	2013		2014	2013		2014	2013
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a)	955	1,097	(13)%	900	899	0%	996	1,010	(1)%	5,378	5,524	(3)%
US(1a)	8,703	7,957	9%	-	1	(100)%	871	797	9%	8,703	7,957	9%
UK	3,329	2,435	37%	100	112	(11)%	433	355	22%	3,741	2,943	27%
Group Total	12,987	11,489	13%	1,000	1,012	(1)%	2,300	2,162	6%	17,822	16,424	9%

Asia Insurance Operations(1a)
Cambodia	-	-	N/A	1	-	N/A	1	-	N/A	4	-	N/A
Hong Kong	175	85	106%	240	205	17%	258	214	21%	1,530	1,204	27%
Indonesia	101	212	(52)%	174	219	(21)%	184	240	(23)%	748	1,069	(30)%
Malaysia	42	53	(21)%	87	93	(6)%	91	99	(8)%	583	661	(12)%
Philippines	53	129	(59)%	17	16	6%	22	29	(24)%	106	177	(40)%
Singapore	264	251	5%	146	145	1%	172	170	1%	1,217	1,209	1%
Thailand	50	20	150%	37	23	61%	42	25	68%	196	106	85%
Vietnam	1	1	-	23	23	-	23	23	-	91	84	8%
SE Asia Operations inc. Hong Kong	686	751	(9)%	725	724	0%	793	800	(1)%	4,475	4,510	(1)%
China(6)	117	76	54%	45	39	15%	57	47	21%	280	243	15%
Korea	97	200	(52)%	38	42	(10)%	48	62	(23)%	260	359	(28)%
Taiwan	45	48	(6)%	49	40	23%	54	45	20%	214	206	4%
India(4)	10	22	(55)%	43	54	(20)%	44	56	(21)%	149	206	(28)%
Total Asia Operations	955	1,097	(13)%	900	899	0%	996	1,010	(1)%	5,378	5,524	(3)%

US Insurance Operations(1a)
Variable Annuities	6,136	5,384	14%	-	-	N/A	614	538	14%	6,136	5,384	14%
Elite Access (Variable Annuity)	1,493	1,270	18%	-	-	N/A	149	127	17%	1,493	1,270	18%
Fixed Annuities	265	296	(10)%	-	-	N/A	27	30	(10)%	265	296	(10)%
Fixed Index Annuities	182	620	(71)%	-	-	N/A	18	62	(71)%	182	620	(71)%
Life	-	-	N/A	-	1	(100)%	-	1	(100)%	-	-	N/A
Wholesale	627	387	62%	-	-	N/A	63	39	62%	627	387	62%
Total US Insurance Operations	8,703	7,957	9%	-	1	(100)%	871	797	9%	8,703	7,957	9%

UK & Europe Insurance Operations
Direct and Partnership Annuities	100	153	(35)%	-	-	N/A	10	15	(33)%	99	153	(35)%
Intermediated Annuities	100	293	(66)%	-	-	N/A	10	29	(66)%	100	293	(66)%
Internal Vesting Annuities	434	669	(35)%	-	-	N/A	43	67	(36)%	434	669	(35)%
Total Individual Annuities	634	1,115	(43)%	-	-	N/A	63	111	(43)%	633	1,115	(43)%
Corporate Pensions	58	73	(21)%	73	86	(15)%	79	93	(15)%	314	454	(31)%
On-shore Bonds	1,019	825	24%	-	-	N/A	102	83	23%	1,019	826	23%
Other Products	582	422	38%	27	26	4%	85	68	25%	739	548	35%
Wholesale	1,036	-	N/A	-	-	N/A	104	-	N/A	1,036	-	N/A
Total UK & Europe Insurance Operations	3,329	2,435	37%	100	112	(11)%	433	355	22%	3,741	2,943	27%
Group Total	12,987	11,489	13%	1,000	1,012	(1)%	2,300	2,162	6%	17,822	16,424	9%

Schedule A(ii) - New Business Insurance Operations (Constant Exchange Rates)

Note: In schedule A(ii) constant exchange rates have been used to calculate insurance new business for overseas operations for 2013.

	Single			Regular			Annual Equivalents(2)			PVNBP
	2014	2013		2014	2013		2014	2013		2014	2013
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a) (1b)	955	971	(2)%	900	785	15%	996	882	13%	5,378	4,866	11%
US(1a) (1b)	8,703	7,364	18%	-	1	(100)%	871	737	18%	8,703	7,364	18%
UK	3,329	2,435	37%	100	112	(11)%	433	355	22%	3,741	2,943	27%
Group Total	12,987	10,770	21%	1,000	898	11%	2,300	1,974	17%	17,822	15,173	17%

Asia Insurance Operations(1a) (1b)
Cambodia	-	-	N/A	1	-	N/A	1	-	N/A	4	1	N/A
Hong Kong	175	79	122%	240	190	26%	258	198	30%	1,530	1,115	37%
Indonesia	101	162	(38)%	174	168	4%	184	184	0%	748	821	(9)%
Malaysia	42	46	(9)%	87	81	7%	91	86	6%	583	575	1%
Philippines	53	110	(52)%	17	14	21%	22	25	(12)%	106	151	(30)%
Singapore	264	229	15%	146	132	11%	172	155	11%	1,217	1,103	10%
Thailand	50	17	194%	37	19	95%	42	21	100%	196	90	118%
Vietnam	1	1	N/A	23	21	10%	23	21	10%	91	77	18%
SE Asia Operations inc. Hong Kong	686	644	7%	725	625	16%	793	690	15%	4,475	3,933	14%
China(6)	117	71	65%	45	36	25%	57	43	33%	280	225	24%
Korea	97	194	(50)%	38	41	(7)%	48	60	(20)%	260	349	(26)%
Taiwan	45	44	2%	49	38	29%	54	42	29%	214	187	14%
India(4)	10	18	(44)%	43	45	(4)%	44	47	(6)%	149	172	(13)%
Total Asia Operations	955	971	(2)%	900	785	15%	996	882	13%	5,378	4,866	11%

US Insurance Operations(1a) (1b)
Variable Annuities	6,136	4,985	23%	-	-	N/A	614	499	23%	6,136	4,985	23%
Elite Access (Variable Annuity)	1,493	1,174	27%	-	-	N/A	149	117	27%	1,493	1,174	27%
Fixed Annuities	265	274	(3)%	-	-	N/A	27	27	0%	265	274	(3)%
Fixed Index Annuities	182	573	(68)%	-	-	N/A	18	57	(68)%	182	573	(68)%
Life	-	-	N/A	-	1	(100)%	-	1	(100)%	-	-	N/A
Wholesale	627	358	75%	-	-	N/A	63	36	75%	627	358	75%
Total US Insurance Operations	8,703	7,364	18%	-	1	(100)%	871	737	18%	8,703	7,364	18%

UK & Europe Insurance Operations
Direct and Partnership Annuities	100	153	(35)%	-	-	N/A	10	15	(33)%	99	153	(35)%
Intermediated Annuities	100	293	(66)%	-	-	N/A	10	29	(66)%	100	293	(66)%
Internal Vesting Annuities	434	669	(35)%	-	-	N/A	43	67	(36)%	434	669	(35)%
Total Individual Annuities	634	1,115	(43)%	-	-	N/A	63	111	(43)%	633	1,115	(43)%
Corporate Pensions	58	73	(21)%	73	86	(15)%	79	93	(15)%	314	454	(31)%
On-shore Bonds	1,019	825	24%	-	-	N/A	102	83	23%	1,019	826	23%
Other Products	582	422	38%	27	26	4%	85	68	25%	739	548	35%
Wholesale	1,036	-	N/A	-	-	N/A	104	-	N/A	1,036	-	N/A
Total UK & Europe Insurance Operations	3,329	2,435	37%	100	112	(11)%	433	355	22%	3,741	2,943	27%
Group Total	12,987	10,770	21%	1,000	898	11%	2,300	1,974	17%	17,822	15,173	17%

Schedule A(iii) - Total Insurance New Business APE - By Quarter (Actual Exchange Rates)

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia (1a)	495	515	513	602	507	489
US(1a)	358	439	405	371	432	439
UK	185	170	185	185	237	196
Group Total	1,038	1,124	1,103	1,158	1,176	1,124

Asia Insurance Operations(1a)
Cambodia	-	-	-	1	-	1
Hong Kong	107	107	121	152	128	130
Indonesia	112	128	108	129	86	98
Malaysia	46	53	52	57	43	48
Philippines	14	15	12	12	11	11
Singapore	80	90	87	104	87	85
Thailand	11	14	22	21	25	17
Vietnam	10	13	14	17	11	12
SE Asia Operations inc. Hong Kong	380	420	416	493	391	402
China(6)	27	20	21	15	38	19
Korea	30	32	23	28	26	22
Taiwan	19	26	28	44	24	30
India(4)	39	17	25	22	28	16
Total Asia Insurance Operations	495	515	513	602	507	489

US Insurance Operations(1a)
Variable Annuities	240	298	271	270	317	297
Elite Access (Variable Annuity)	54	73	64	68	69	80
Fixed Annuities	14	16	14	11	12	15
Fixed Index Annuities	34	28	22	7	8	10
Life	1	-	-	1	-	-
Wholesale	15	24	34	14	26	37
Total US Insurance Operations	358	439	405	371	432	439

UK & Europe Insurance Operations
Direct and Partnership Annuities	8	7	7	6	5	5
Intermediated Annuities	15	14	12	8	7	3
Internal Vesting annuities	32	35	31	33	24	19
Total Individual Annuities	55	56	50	47	36	27
Corporate Pensions	53	40	45	35	40	39
On-shore Bonds	45	38	43	50	49	53
Other Products	32	36	32	40	39	46
Wholesale	-	-	15	13	73	31
Total UK & Europe Insurance Operations	185	170	185	185	237	196
Group Total	1,038	1,124	1,103	1,158	1,176	1,124

Schedule A(iv) - Total Insurance New Business APE - By Quarter (2013 at Constant Exchange Rates)

Note:   In schedule A(iv) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013. Discrete quarters in 2014 are presented on actual exchange rates.

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1b)	433	449	469	577	507	489
US(1b)	333	404	376	361	432	439
UK	185	170	185	185	237	196
Group Total	951	1,023	1,030	1,123	1,176	1,124

Asia Insurance Operations(1b)
Cambodia	-	-	-	1	-	1
Hong Kong	99	99	113	146	128	130
Indonesia	87	97	91	123	86	98
Malaysia	40	46	48	54	43	48
Philippines	12	13	11	12	11	11
Singapore	73	82	81	99	87	85
Thailand	9	12	19	20	25	17
Vietnam	9	12	13	17	11	12
SE Asia Operations inc. Hong Kong	329	361	376	472	391	402
China(6)	25	18	20	14	38	19
Korea	29	31	23	28	26	22
Taiwan	17	25	26	41	24	30
India(4)	33	14	24	22	28	16
Total Asia Insurance Operations	433	449	469	577	507	489

US Insurance Operations(1b)
Variable Annuities	223	276	251	262	317	297
Elite Access (Variable Annuity)	50	67	60	65	69	80
Fixed Annuities	13	14	13	11	12	15
Fixed Index Annuities	32	25	20	8	8	10
Life	1	-	-	1	-	-
Wholesale	14	22	32	14	26	37
Total US Insurance Operations	333	404	376	361	432	439

UK & Europe Insurance Operations
Direct and Partnership Annuities	8	7	7	6	5	5
Intermediated Annuities	15	14	12	8	7	3
Internal Vesting annuities	32	35	31	33	24	19
Total Individual Annuities	55	56	50	47	36	27
Corporate Pensions	53	40	45	35	40	39
On-shore Bonds	45	38	43	50	49	53
Other Products	32	36	32	40	39	46
Wholesale	-	-	15	13	73	31
Total UK & Europe Insurance Operations	185	170	185	185	237	196
Group Total	951	1,023	1,030	1,123	1,176	1,124

Schedule A(v) - Total Insurance New Business APE - By Quarter (2014 and 2013 at Constant Exchange Rates)

Note:   In schedule A(v) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013 and 2014 i.e the average exchange rate for the period ended 30 June 2014 is applied to each discrete quarter for 2013 and 2014.

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1c)	433	449	469	577	505	491
US(1c)	333	404	376	361	428	443
UK	185	170	185	185	237	196
Group Total	951	1,023	1,030	1,123	1,170	1,130

Asia Insurance Operations(1c)
Cambodia	-	-	-	1	-	1
Hong Kong	99	99	113	146	128	130
Indonesia	87	97	91	123	86	98
Malaysia	40	46	48	54	43	48
Philippines	12	13	11	12	11	11
Singapore	73	82	81	99	86	86
Thailand	9	12	19	20	25	17
Vietnam	9	12	13	17	11	12
SE Asia Operations inc. Hong Kong	329	361	376	472	390	403
China(6)	25	18	20	14	37	20
Korea	29	31	23	28	26	22
Taiwan	17	25	26	41	24	30
India(4)	33	14	24	22	28	16
Total Asia Insurance Operations	433	449	469	577	505	491

US Insurance Operations(1c)
Variable Annuities	223	276	251	262	314	300
Elite Access (Variable Annuity)	50	67	60	65	68	81
Fixed Annuities	13	14	13	11	12	15
Fixed Index Annuities	32	25	20	8	8	10
Life	1	-	-	1	-	-
Wholesale	14	22	32	14	26	37
Total US Insurance Operations	333	404	376	361	428	443

UK & Europe Insurance Operations
Direct and Partnership Annuities	8	7	7	6	5	5
Intermediated Annuities	15	14	12	8	7	3
Internal Vesting annuities	32	35	31	33	24	19
Total Individual Annuities	55	56	50	47	36	27
Corporate Pensions	53	40	45	35	40	39
On-shore Bonds	45	38	43	50	49	53
Other Products	32	36	32	40	39	46
Wholesale	-	-	15	13	73	31
Total UK & Europe Insurance Operations	185	170	185	185	237	196
Group Total	951	1,023	1,030	1,123	1,170	1,130

Schedule A(vi) - Investment Operations - By Quarter (Actual Exchange Rates)

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	129,498	138,926	137,407	142,820	143,916	147,914
Net Flows:(8)	3,502	2,344	5,093	126	2,571	4,123
- Gross Inflows	13,409	14,561	13,528	11,006	12,146	14,045
- Redemptions	(9,907)	(12,217)	(8,435)	(10,880)	(9,575)	(9,922)
Other Movements	5,926	(3,863)	320	970	1,427	1,812
Total Group Investment Operations(10)	138,926	137,407	142,820	143,916	147,914	153,849

M&G

Retail
Opening FUM	54,879	61,427	62,655	64,504	67,202	68,981
Net Flows:	2,446	2,308	1,132	1,456	1,291	2,493
- Gross Inflows	7,213	8,138	5,919	6,789	7,305	7,468
- Redemptions	(4,767)	(5,830)	(4,787)	(5,333)	(6,014)	(4,975)
Other Movements	4,102	(1,080)	717	1,242	488	467
Closing FUM	61,427	62,655	64,504	67,202	68,981	71,941

Comprising amounts for:
UK	41,194	39,953	40,955	42,016	42,199	42,392
Europe (excluding UK)	18,696	21,198	22,064	23,699	25,244	27,927
South Africa	1,537	1,504	1,485	1,487	1,538	1,622
	61,427	62,655	64,504	67,202	68,981	71,941

Institutional(3)
Opening FUM	56,989	57,745	55,484	59,810	58,787	59,736
Net Flows:	(15)	(899)	3,928	(866)	152	275
- Gross Inflows	2,656	2,591	5,364	2,163	1,655	2,894
- Redemptions	(2,671)	(3,490)	(1,436)	(3,029)	(1,503)	(2,619)
Other Movements	771	(1,362)	398	(157)	797	819
Closing FUM	57,745	55,484	59,810	58,787	59,736	60,830
Total M&G Investment Operations	119,172	118,139	124,314	125,989	128,717	132,771

PPM South Africa FUM included in Total M&G	4,701	4,509	4,633	4,513	4,720	4,815

Eastspring - excluding MMF(8)

Equity/Bond/Other(7)
Opening FUM	15,457	17,206	16,756	16,133	16,109	16,753
Net Flows:	795	838	65	118	540	1,063
- Gross Inflows	3,122	3,596	2,214	1,982	2,546	3,285
- Redemptions	(2,327)	(2,758)	(2,149)	(1,864)	(2,006)	(2,222)
Other Movements	954	(1,288)	(688)	(142)	104	443
Closing FUM(5)	17,206	16,756	16,133	16,109	16,753	18,259

Third Party Institutional Mandates
Opening FUM	2,173	2,548	2,512	2,373	1,818	2,444
Net Flows:	276	97	(32)	(582)	588	292
- Gross Inflows	418	236	31	72	640	398
- Redemptions	(142)	(139)	(63)	(654)	(52)	(106)
Other Movements	99	(133)	(107)	27	38	83
Closing FUM(5)	2,548	2,512	2,373	1,818	2,444	2,819

Total Eastspring Investment Operations	19,754	19,268	18,506	17,927	19,197	21,078

US
Curian - FUM(5) (9)	6,315	6,466	6,371	6,601	6,781	6,948

Schedule A(vii) - Total Insurance New Business Profit (Actual Exchange Rates)

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2
	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m
Post-tax analysis

Post-tax new business profit(1a)
Total Asia Insurance Operations	237	502	767	1,139	243	494
Total US Insurance Operations	125	311	492	706	195	376
Total UK & Europe Insurance Operations	48	100	163	237	91	145
Group Total	410	913	1,422	2,082	529	1,015

Annual Equivalent(1a) (2)
Total Asia Insurance Operations	495	1,010	1,523	2,125	507	996
Total US Insurance Operations	358	797	1,202	1,573	432	871
Total UK & Europe Insurance Operations	185	355	540	725	237	433
Group Total	1,038	2,162	3,265	4,423	1,176	2,300

Post-tax new business margin (NBP as % of APE)
Total Asia Insurance Operations	48%	50%	50%	54%	48%	50%
Total US Insurance Operations	35%	39%	41%	45%	45%	43%
Total UK & Europe Insurance Operations	26%	28%	30%	33%	38%	33%
Group Total	39%	42%	44%	47%	45%	44%

PVNBP(1a) (2)
Total Asia Insurance Operations	2,734	5,524	8,206	11,375	2,690	5,378
Total US Insurance Operations	3,581	7,957	12,006	15,723	4,323	8,703
Total UK & Europe Insurance Operations	1,540	2,943	4,398	5,978	2,072	3,741
Group Total	7,855	16,424	24,610	33,076	9,085	17,822

Post-tax new business margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.7%	9.1%	9.3%	10.0%	9.0%	9.2%
Total US Insurance Operations	3.5%	3.9%	4.1%	4.5%	4.5%	4.3%
Total UK & Europe Insurance Operations	3.1%	3.4%	3.7%	4.0%	4.4%	3.9%
Group Total	5.2%	5.6%	5.8%	6.3%	5.8%	5.7%

Schedule A(viii) - Total Insurance New Business Profit (2013 at Constant Exchange Rates)

Note:   In schedule A(viii) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013.  The year-to-date amounts for 2014 are presented on actual exchange rates.

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2
	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m
Post-tax analysis

Post-tax new business profit(1b)
Total Asia Insurance Operations	203	429	672	1,023	243	494
Total US Insurance Operations	116	288	455	661	195	376
Total UK & Europe Insurance Operations	48	100	163	237	91	145
Group Total	367	817	1,290	1,921	529	1,015

Annual Equivalent(1b) (2)
Total Asia Insurance Operations	433	882	1,351	1,928	507	996
Total US Insurance Operations	333	737	1,113	1,474	432	871
Total UK & Europe Insurance Operations	185	355	540	725	237	433
Group Total	951	1,974	3,004	4,127	1,176	2,300

Post-tax new business margin (NBP as % of APE)
Total Asia Insurance Operations	47%	49%	50%	53%	48%	50%
Total US Insurance Operations	35%	39%	41%	45%	45%	43%
Total UK & Europe Insurance Operations	26%	28%	30%	33%	38%	33%
Group Total	39%	41%	43%	47%	45%	44%

PVNBP(1b) (2)
Total Asia Insurance Operations	2,410	4,866	7,337	10,381	2,690	5,378
Total US Insurance Operations	3,330	7,363	11,121	14,741	4,323	8,703
Total UK & Europe Insurance Operations	1,540	2,943	4,398	5,978	2,072	3,741
Group Total	7,280	15,172	22,856	31,100	9,085	17,822

Post-tax new business margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.4%	8.8%	9.2%	9.9%	9.0%	9.2%
Total US Insurance Operations	3.5%	3.9%	4.1%	4.5%	4.5%	4.3%
Total UK & Europe Insurance Operations	3.1%	3.4%	3.7%	4.0%	4.4%	3.9%
Group Total	5.0%	5.4%	5.6%	6.2%	5.8%	5.7%

Schedule A(ix) - Total Insurance New Business Profit (2014 and 2013 at Constant Exchange Rates)

Note: In schedule A(ix) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2013 and 2014, i.e the average exchange rate for the period ended 30 June 2014 is applied to each period for 2013 and 2014.

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2
	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m
Post-tax analysis

New business profit(1c)
Total Asia Insurance Operations	203	429	672	1,023	242	494
Total US Insurance Operations	116	288	455	661	193	376
Total UK & Europe Insurance Operations	48	100	163	237	91	145
Group Total	367	817	1,290	1,921	526	1,015

Annual Equivalent(1c) (2)
Total Asia Insurance Operations	433	882	1,351	1,928	505	996
Total US Insurance Operations	333	737	1,113	1,474	428	871
Total UK & Europe Insurance Operations	185	355	540	725	237	433
Group Total	951	1,974	3,004	4,127	1,170	2,300

New business margin (NBP as % of APE)
Total Asia Insurance Operations	47%	49%	50%	53%	48%	50%
Total US Insurance Operations	35%	39%	41%	45%	45%	43%
Total UK & Europe Insurance Operations	26%	28%	30%	33%	38%	33%
Group Total	39%	41%	43%	47%	45%	44%

PVNBP(1c) (2)
Total Asia Insurance Operations	2,410	4,866	7,337	10,381	2,680	5,378
Total US Insurance Operations	3,330	7,363	11,121	14,741	4,287	8,703
Total UK & Europe Insurance Operations	1,540	2,943	4,398	5,978	2,072	3,741
Group Total	7,280	15,172	22,856	31,100	9,039	17,822

New business margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.4%	8.8%	9.2%	9.9%	9.0%	9.2%
Total US Insurance Operations	3.5%	3.9%	4.1%	4.5%	4.5%	4.3%
Total UK & Europe Insurance Operations	3.1%	3.4%	3.7%	4.0%	4.4%	3.9%
Group Total	5.0%	5.4%	5.6%	6.2%	5.8%	5.7%

B Foreign currency source of key metrics

The tables below show the Group's key free surplus, IFRS and EEV metrics analysis by contribution by currency group:

Free surplus and IFRS half year 2014 results

	Underlying free surplus generated2	Pre-tax Operating profit3,4,5	Shareholders' funds3,4,5
,	%	%	%
US$ linked1	11	17	13
Other Asia currencies	14	17	18
Total Asia	25	34	31
UK sterling3,4	38	21	50
US$ 4	37	45	19
Total	100	100	100

EEV half year 2014 results
	Post-tax New Business profits	Post-tax Operating Profit3,4,5	Shareholders' funds3,4,5
	%	%	%
US$ linked1	30	27	28
Other Asia currencies	19	18	15
Total Asia	49	45	43
UK sterling3,4	14	15	37
US$4	37	40	20
Total	100	100	100

1US$ linked - comprising the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
2Underlying free surplus generated comprises long-term business (net of investment in new business), asset management and other businesses.
3Includes long-term, asset management business and other businesses.
4For operating profit and shareholders' funds UK sterling includes amounts in respect of central operations as well as UK insurance operations and M&G.
5For shareholders' funds, the US$ grouping includes US$ denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 August 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer